SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 20, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 20, 2022 regarding “Third quarter report 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 20, 2022

Third quarter report 2022

Stockholm, Oct 20, 2022

Third quarter highlights

•	Group organic sales[1] grew by 3% YoY driven primarily by Networks in North America. Reported sales were SEK 68.0 (56.3) b., of which Vonage contributed SEK 2.9 b. since July 21.

•	Gross income increased to SEK 28.1 (24.8) b. driven by higher sales primarily in Networks, and the consolidation of Vonage.

•	Gross margin was 41.4% (44.0%) impacted by lower IPR revenues of SEK -1.1 b YoY, supply chain costs and larger share of services following footprint expansion in Networks.

•

EBITA amounted to SEK 7.6 (9.3) b. with an EBITA margin of 11.2% (16.5%). EBITA was primarily impacted by increased investments in technology, selling expenses in segment Enterprise (mainly from consolidation of Vonage) and one-off costs of SEK -0.5 b.

•	EBIT amounted to SEK 7.1 (8.8) b. with an EBIT margin of 10.5% (15.7%).

•

Significant contracts with further increased geographic footprint have been signed. These and earlier signed contracts will continue to increase sales in Q4 and are expected to contribute with considerable volumes in 2023.

•	Net income was SEK 5.4 (5.8) b.

•	Free cash flow before M&A was SEK 2.5 (13.0) b. Cash flow was lower mainly due to working capital buildup. Net cash on September 30, 2022, was SEK 13.4 b. compared with SEK 70.3 b. on June 30, 2022.

•	Vonage transaction completed on July 21. Vonage EBITA was positive, excluding one-off acquisition cost and acquisition accounting.

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022	QoQ change	Jan-Sep 2022	Jan-Sep 2021	YoY change
Net sales	68.0	56.3	21%	62.5	9%	185.6	161.0	15%
Sales growth adj. for comparable units and currency ²	—	—	3%	—	—	—	—	3%
Gross margin ²	41.4%	44.0%	—	42.1%	—	41.9%	43.4%	—
EBIT	7.1	8.8	-19%	7.3	-3%	19.2	19.9	-4%
EBIT margin ²	10.5%	15.7%	—	11.7%	—	10.3%	12.4%	—
EBITA ²	7.6	9.3	-18%	7.5	2%	20.0	21.0	-4%
EBITA margin ²	11.2%	16.5%	—	12.0%	—	10.8%	13.0%	—
Net income	5.4	5.8	-7%	4.7	15%	12.9	12.8	1%
EPS diluted, SEK	1.56	1.73	-10%	1.35	16%	3.80	3.79	0%

Measures excl. restructuring charges ²
Gross margin excluding restructuring charges	41.4%	44.0%	—	42.2%	—	41.9%	43.5%	—
EBIT excluding restructuring charges	7.2	8.8	-19%	7.4	-2%	19.3	20.0	-3%
EBIT margin excluding restructuring charges	10.6%	15.7%	—	11.8%	—	10.4%	12.4%	—
EBITA excluding restructuring charges	7.7	9.3	-17%	7.5	2%	20.2	21.0	-4%
EBITA margin excluding restructuring charges	11.3%	16.5%	—	12.0%	—	10.9%	13.1%	—
Free cash flow before M&A	2.5	13.0	-80%	4.4	-43%	5.3	18.6	-71%
Net cash, end of period	13.4	55.7	-76%	70.3	-81%	13.4	55.7	-76%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1	Ericsson | Third quarter report 2022

CEO comments

We see robust underlying performance and strong momentum in the business as we continue to execute on our strategy. This includes leadership in mobile networks by growing market share. Since 2017 we have increased RAN market share, excluding Mainland China, from 33% to 39% and we have had multiple contract wins across geographies in this quarter. We continue to solidify our strong position in 5G to capture the considerable opportunities presented by the fastest scaling mobile generation. Our expansion into the exciting high-growth Enterprise space is gaining momentum with the acquisition of Vonage, providing us with access to a powerful range of cloud communication services.

Group Net Sales1 in the quarter grew by 3% organically, driven by strong performance from Networks. EBITA2 of SEK 7.7 b. corresponded to a margin of 11.3%, where higher gross income from business growth was offset by increased technology investments and the consolidation of Vonage with acquisition accounting and one-time acquisition costs.

Our Networks business saw strong organic sales1 growth of 7% excluding IPR (4% including IPR), with growth driven by our market leading portfolio primarily in North America where operators continue to forcefully drive 5G deployment. After expected record operator capex in 2022 in North America, we anticipate RAN capex to hold up well in 2023, albeit at a lower level than this year. We continue to further strengthen our position by increasing our global footprint which we expect will lead to overall growth in 2023. As previously observed, footprint gains with large-scale projects in early stages tend to have a dilutive impact on gross margins. However, the growing gross income will allow continued investment for technology leadership. We are excited by the opportunities presented by our network offering underscored by our portfolio strength.

To fully benefit from the performance and features of 5G it is crucial to leverage on mid-band frequencies. The global 5G build-out is still in its early stages with less than a quarter of global LTE nodes upgraded with mid-band. We expect to see many new use cases for 5G where we already see Fixed Wireless Access gaining increasing traction. The broader consumer and enterprise applications of 5G will also boost demand for network performance, hence we predict a longer investment cycle than for previous mobile generations.

One cornerstone in our expansion into Enterprise is Vonage. 5G offers unique capabilities such as high speed and low latency. We expect to see these capabilities be exposed, consumed and paid for through network APIs. We are intensively working with frontrunner operators to enable further monetization of their network investments through our global network platform. More broadly, we expect the acquisition to be highly accretive, enabling us to help customers accelerate their digital transformations while also significantly shaping how 5G networks are monetized. This will give the operators new revenue sources driving further investments in the network. In the Enterprise Wireless Solutions business, we have almost doubled sales in Q3 compared with Q3 2021.

In the new Cloud Software & Services segment, revenues were impacted by lower managed services sales and IPR revenues. Gross income was stable after offsetting ongoing 5G Core deployment costs. We have an ambition to unleash the great potential that we believe is present in this business. Our new management team is taking further actions to turn around the business and establish a satisfactory profitability. This includes strong focus on driving down costs, including realizing synergies from combining two business areas, while solidifying our technology and market leadership position. Improvements in performance will be gradual.

In the current inflationary environment, we are making pricing adjustments as well as leveraging product substitution to manage margins. We are also simplifying operations across the company and will continue to be proactive in reviewing options to reduce costs, whilst continuing to develop best-in-class products and services. We are fundamentally strengthening cost competitiveness through an intense focus on internal end-to-end efficiency gains and structural costs. We are dedicated to our long-term target of EBITA margin of 15-18% no later than 2024 and we will take out costs to secure delivery of this target. In order to deliver on the cost reductions, we expect restructuring costs to increase and be more in line with our long-term guidance of 1% of net sales, albeit varying by quarter. Cost efficiency is also crucial to allow investments in technology leadership and to strengthen our resilience in an uncertain market.

Strengthening the Ericsson culture is a key part of our strategic priorities. We are dedicated to acting with integrity in everything we do and have taken significant steps in developing our ethics and compliance program, while enhancing our risk management framework. We have changed, but we have more to do. We continue to engage with the Department of Justice and the Securities and Exchange Commission in relation to the 2019 Iraq investigation report and the DPA breach notices and are fully committed to cooperating with government authorities.

In summary, the focused strategy, which is built on the strength of our mobile networks business and supported by investment in R&D driving technology leadership, is leading to increased market share and delivery of robust financial performance. This is complemented by our high-growth Enterprise market strategy.

I want to thank all of our fantastic team around the world for their hard work and dedication. We look forward to discussing our strategy and execution at our upcoming Capital Markets Day in December.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges

2	Ericsson | Third quarter report 2022	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q3 2022	Q3 2021	YoY change	YoY adj.¹	Q2 2022	QoQ change	Jan-Sep 2022	Jan-Sep 2021	YoY change	YoY adj.¹
Networks	48.1	40.6	19%	4%	46.0	5%	134.8	116.7	16%	5%
Cloud Software and Services	14.2	13.6	4%	-5%	14.0	1%	40.3	38.3	5%	-3%
Enterprise	5.2	1.6	231%	21%	1.9	175%	8.8	4.4	98%	17%
Other	0.5	0.5	3%	-1%	0.6	-12%	1.6	1.5	5%	0%

Total	68.0	56.3	21%	3%	62.5	9%	185.6	161.0	15%	3%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q3 2022	Q3 2021	YoY change	YoY adj.¹	Q2 2022	QoQ change	Jan-Sep 2022	Jan-Sep 2021	YoY change	YoY adj.¹
South EastAsia, Oceania and India	7.9	6.5	23%	13%	8.0	-1%	21.7	20.2	7%	1%
North EastAsia	5.6	5.7	-2%	-6%	7.3	-24%	18.3	19.3	-5%	-9%
North America	26.5	20.2	32%	9%	22.8	16%	70.1	55.2	27%	10%
Europe and Latin America	15.3	14.4	6%	0%	15.3	0%	45.9	41.0	12%	6%
Middle East and Africa	5.7	5.0	14%	3%	5.2	9%	15.2	13.8	10%	1%
Other²	7.0	4.6	53%	—	3.8	86%	14.3	11.4	26%	—

Total	68.0	56.3	21%	3%	62.5	9%	185.6	161.0	15%	3%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and a major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Segments

Group sales were SEK 68.0 (56.3) b. Sales adjusted for comparable units and currency increased by 3% YoY, driven primarily by Networks.

Networks sales adjusted for comparable units and currency increased by 4% YoY. Sales growth was driven primarily by North America. Networks accounted for 71% (72%) of total sales.

Cloud Software and Services sales adjusted for comparable units and currency decreased by -5% YoY, primarily due to a decrease in IPR licensing revenues and a decrease in managed services sales, as a result of rescoping and renegotiations of contracts. Cloud Software and Services share of total sales was 21% (24%).

Enterprise sales adjusted for comparable units and currency increased by 21% YoY driven by Cradlepoint and iconectiv. Vonage sales were SEK 2.9 b. in the quarter. Enterprise share of total sales was 8% (3%).

IPR licensing revenues decreased to SEK 1.6 (2.6) b. impacted by expired patent license agreements due for renewal. Q3 2021 was positively impacted by retroactive revenues for unlicensed periods prior to Q3. With current contracts, IPR revenues are estimated to be SEK 1.0–1.5 b. in Q4.

Market Areas

Sales adjusted for comparable units and currency increased in three of the five market areas.

In market area South East Asia, Oceania and India, significant contracts with resulting market share gains were signed in the quarter. These will support growth in the market area going forward.

Sales in market area North America continued to grow driven by strong 5G demand. Operator capex investments are expected to reach record levels in 2022, and some operators are guiding for lower capex in 2023.

In market area Europe and Latin America, the orderly withdrawal from the Russian market impacted sales by SEK -0.8 b. YoY and organic sales growth by -6.5 percentage points.

Market area Other primarily includes IPR licensing revenues and a major part of segment Enterprise. Growth was driven mainly by the consolidation of Vonage, more than offsetting the decline in IPR licensing revenues.

3	Ericsson | Third quarter report 2022	Financial highlights

Income and margin development

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022	QoQ change	Jan-Sep 2022	Jan-Sep 2021	YoY change
Net sales	68.0	56.3	21%	62.5	9%	185.6	161.0	15%
Gross income	28.1	24.8	14%	26.3	7%	77.7	69.9	11%
Gross margin	41.4%	44.0%	—	42.1%	—	41.9%	43.4%	—
Research and development (R&D) expenses	-11.9	-10.2	—	-11.5	—	-34.1	-30.2	—
Selling and administrative expenses	-9.4	-6.2	—	-7.9	—	-23.9	-19.3	—
Impairment losses on trade receivables	0.0	0.0	—	0.0	—	-0.1	-0.1	—
Other operating income and expenses	0.2	0.5	-53%	0.4	-40%	-0.4	-0.1	—
Share in earnings of JV and associated companies	0.0	-0.1	—	0.0	—	0.0	-0.3	—
EBIT	7.1	8.8	-19%	7.3	-3%	19.2	19.9	-4%
of which Networks	9.6	9.6	0%	8.9	8%	26.1	25.5	2%
of which Cloud Software & Services	-0.8	-0.4	—	-0.7	—	-2.4	-2.8	—
of which Enterprise	-1.7	-0.8	—	-0.8	—	-3.3	-2.2	—
of which Other	0.0	0.5	—	0.0	—	-1.2	-0.6	—
EBIT margin ¹	10.5%	15.7%	—	11.7%	—	10.3%	12.4%	—
EBITA ¹	7.6	9.3	-18%	7.5	2%	20.0	21.0	-4%
EBITA margin ¹	11.2%	16.5%		12.0%		10.8%	13.0%
Financial income and expenses, net	-0.5	-0.6	—	-0.8	—	-1.9	-1.6	—
Income tax	-1.2	-2.5	—	-1.9	—	-4.3	-5.5	—
Net income	5.4	5.8	-7%	4.7	15%	12.9	12.8	1%
Restructuring charges	-0.1	0.0	—	0.0	—	-0.2	-0.1	—

Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	41.4%	44.0%	—	42.2%	—	41.9%	43.5%	—
EBIT excluding restructuring charges	7.2	8.8	-19%	7.4	-2%	19.3	20.0	-3%
EBIT margin excluding restructuring charges	10.6%	15.7%	—	11.8%	—	10.4%	12.4%	—
EBITA excluding restructuring charges	7.7	9.3	-17%	7.5	2%	20.2	21.0	-4%
EBITA margin excluding restructuring charges	11.3%	16.5%	—	12.0%	—	10.9%	13.1%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross income

Gross income increased by SEK 3.4 b. to SEK 28.1 b. driven by sales growth in Networks and Enterprise (mainly Vonage). Gross margin was 41.4% (44.0%). Networks gross margin decreased, mainly impacted by lower IPR revenues of SEK -0.9 b. YoY, increased component costs and investments in supply chain resilience. Gross margin decreased in Cloud Software and Services mainly impacted by lower IPR revenues of SEK -0.2 b. YoY and by deployment costs for the cloud native 5G Core portfolio.

Sequentially, gross income increased by SEK 1.8 b. with increases in Networks and Enterprise (mainly Vonage). Gross margin declined to 41.4% from 42.1%, primarily due to a higher share of services and lower share of software in the sales mix.

Research and development (R&D) expenses

R&D expenses amounted to SEK -11.9 (-10.2) b. including a negative currency effect of SEK -0.6 b. R&D expenses increased primarily in Networks due to further investments in Cloud RAN and in Ericsson Silicon (ASICs). R&D expenses were also impacted by the consolidation of Vonage and increased investments to expand the Enterprise Wireless Solutions portfolio.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -9.4 (-6.2) b. including a negative currency effect of SEK -0.7 b. The increase is mainly related to consolidation of Vonage (SEK -1.8 b., including amortization of SEK -0.3 b. and a one-off M&A related transaction cost of SEK -0.3 b.). Furthermore, there were higher SG&A expenses due to higher compliance and legal costs as well as investments in the go-to-market organization in Enterprise Wireless Solutions.

Other operating income and expenses

Other operating income and expenses was SEK 0.2 (0.5) b. following a positive fair market revaluation of Ericsson Ventures investments of SEK 0.2 (0.5) b.

Restructuring charges

Restructuring charges amounted to SEK -0.1 (0.0) b.

EBITA

EBITA decreased to SEK 7.6 (9.3) b. corresponding to an EBITA margin of 11.2% (16.5%). EBITA was primarily impacted by increased investments in R&D, selling expenses in segment Enterprise (mainly from consolidation of Vonage) as well as one-off costs of SEK -0.5 b.

EBIT

EBIT decreased to SEK 7.1 (8.8) b. EBIT margin was 10.5% (15.7%).

Sequentially, EBIT decreased to SEK 7.1 b. from SEK 7.3 b. primarily due to lower EBIT in Enterprise.

EBIT margin rolling four quarters was 12.1%.

Financial income and expenses, net

Financial net was SEK -0.5 (-0.6) b. The strengthened USD to SEK resulted in a negative currency hedge effect of SEK -0.4 (-0.3) b.

Sequentially, financial net changed to SEK -0.5 b. from SEK -0.8 b. The currency hedge effect was SEK -0.4 b. in the quarter, versus SEK -0.5 b. in previous quarter. The USD strengthened against the SEK between June 30, 2022 (SEK/USD rate 10.31) and September 30, 2022 (SEK/USD rate 11.18).

Income tax

Taxes were SEK -1.2 (-2.5) b. Effective tax rate in Q3 was 25%, as a result of utilization of tax assets. Tax rate in Q3 2021 was 30%.

Net income

Net income declined to SEK 5.4 (5.8) b. The decrease in EBIT was partly offset by lower income tax. EPS diluted decreased to SEK 1.56 (1.73).

Employees

The number of employees on September 30, 2022, was 104, 490 compared with 101, 459 on June 30, 2022. The increase is related mainly to Vonage.

4	Ericsson | Third quarter report 2022	Financial highlights

Financial highlights, year to date (Jan-Sep) development

Sales increased by 15% to SEK 185.6 b., where Vonage contributed SEK 2.9 b. Sales adjusted for comparable units and currency increased by 3% driven primarily by sales in market area North America and in market area Europe and Latin America. Networks sales adjusted for comparable units and currency increased by 5%, Cloud Software and Services declined by -3%, and Enterprise grew by 17%.

Gross income increased to SEK 77.7 (69.9) b. as a result of higher sales. Gross margin decreased to 41.9% (43.4%) as a result of lower IPR licensing revenues, increased component costs, investments in supply chain resilience and a larger share of services in the sales mix following expansion of market share in Networks.

R&D expenses increased by SEK -3.9 b. to SEK -34.1 (-30.2) b., including a currency effect of SEK -1.4 b. R&D expenses increased primarily in Networks as a result of further investments in Cloud RAN and in Ericsson Silicon (ASICs) as well as in Enterprise, with consolidation of Vonage and increased investments in Enterprise Wireless Solutions.

SG&A expenses increased by SEK -4.6 b. to SEK -23.9 (-19.3) b. including a currency effect of SEK -1.4 b. The increase is mainly related to consolidation of Vonage (SEK -1.8 b., including a one-off M&A-related transaction cost of SEK -0.4 b.), continued investments in Enterprise Wireless Solutions and increases in compliance and legal expenses.

EBITA decreased to SEK 20.0 (21.0) b. YoY corresponding to an EBITA margin of 10.8% (13.0%). Higher gross income was offset by higher operating expenses.

EBIT decreased to SEK 19.2 (19.9) b. YoY, corresponding to an EBIT margin of 10.3% (12.4%).

Net income improved to SEK 12.9 (12.8) b. positively impacted by lower taxes.

5	Ericsson | Third quarter report 2022	Financial highlights

Segment results

Mobile Infrastructure –

Segment Networks

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022
Net sales	48.1	40.6	19%	46.0
Of which IPR licensing revenues	1.3	2.1	-40%	1.2
Sales growth adj. for comparable units and FX	—	—	4%	—
Gross income	21.4	19.4	10%	20.7
Gross margin	44.4%	47.8%	—	45.1%
EBIT	9.6	9.6	0%	8.9
EBIT margin	19.9%	23.7%	—	19.3%
EBITA	9.6	9.6	0%	8.9
EBITA margin	20.0%	23.8%	—	19.3%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	44.4%	47.8%	—	45.2%
EBIT excl. restructuring charges	9.6	9.6	0%	8.9
EBIT margin excl. restructuring charges	20.0%	23.7%	—	19.4%
EBITA excluding restructuring charges	9.7	9.6	0%	8.9
EBITA margin excl. restructuring charges	20.0%	23.8%	—	19.4%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales growth of 4% adjusted for comparable units and currency, and 7% adjusted for IPR.

•	Continued market share gains.

•	EBIT margin 2022 expected to somewhat exceed target range of 16–18%.

Net sales

Sales adjusted for comparable units and currency increased by 4% YoY with continued momentum in 5G. Sales growth was driven primarily by North America. Market areas South East Asia, Oceania and India as well as Middle East and Africa also reported double-digit growth. Excluding lower IPR licensing revenues, sales growth was 7%. Reported sales increased by 19% YoY. Sequentially, sales increased by 5%, driven primarily by North America.

After expected record operator capex in 2022 in North America, RAN capex is anticipated to hold up well in 2023, albeit at a lower level than in 2022. Initial adjustment to lower levels in North America is expected in Q4 this year. At the same time, revenues from market share gains are expected to accelerate during Q4 compensating for potentially lower sales in North America.

Gross income

Gross income increased by SEK 2.0 b. to SEK 21.4 b. driven by increased sales following market share gains. Gross margin decreased to 44.4% (47.8%). The margin was impacted by lower IPR licensing revenues, increased component costs, continued investments in supply chain resilience and a larger share of services in the sales mix following expansion of market share. Sequentially, gross income increased by SEK 0.6 b. while gross margin decreased mainly as a result of a larger share of services in the sales mix than in the previous quarter.

Market share gains across various geographies with large-scale projects in early stages tend to have a dilutive impact on gross margins. In Q4, revenues from market share gains are expected to contribute to improved gross income, while gross margins will be diluted. It is anticipated that component cost and inflation will continue to negatively impact margins in the coming quarters.

EBIT

EBIT was stable at SEK 9.6 b. with an EBIT margin of 19.9% (23.7%). EBIT margin was impacted by lower gross margin and increased operating expenses, primarily due to investments in R&D in Cloud RAN and in Ericsson Silicon (ASICs). Sequentially, EBIT increased to SEK 9.6 b. from SEK 8.9 b. driven primarily by higher sales and gross income.

Net sales rolling four quarters were SEK 185.9 b. and EBIT margin rolling four quarters was 20.3%. EBIT margin for full-year 2022 is expected to somewhat exceed Networks financial target range of
16–18% excluding restructuring charges.

Mobile Infrastructure –

Segment Cloud Software and Services

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022
Net sales	14.2	13.6	4%	14.0
Of which IPR licensing revenues	0.3	0.5	-40%	0.3
Sales growth adj. for comparable units and FX	—	—	-5%	—
Gross income	4.5	4.6	-1%	4.7
Gross margin	31.8%	33.6%	—	33.5%
EBIT (loss)	-0.8	-0.4	—	-0.7
EBIT margin	-5.6%	-3.3%	—	-5.2%
EBITA (loss)	-0.8	-0.3	—	-0.7
EBITA margin	-5.4%	-2.3%	—	-5.1%
Restructuring charges	-0.1	0.0	—	0.0
Measures excl. restructuring charges
Grossm argin excl. restructuring charges	32.1%	33.7%	—	33.5%
EBIT (loss) excl. restructuring charges	-0.7	-0.4	—	-0.7
EBIT margin excl. restructuring charges	-5.2%	-3.3%	—	-5.2%
EBITA (loss) excluding restructuring charges	-0.7	-0.3	—	-0.7
EBITA margin excl. restructuring charges	-5.0%	-2.3%	—	-5.1%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales decline of -5% adjusted for comparable units and currency, and -4% adjusted for IPR.

•	Gross income stable YoY.

•	EBIT loss for FY 2022 is expected to be in line with FY 2021.

Net sales

Sales adjusted for comparable units and currency decreased by -5% YoY primarily due to lower IPR licensing revenues and contract descoping and renegotiations in managed services. Market area South East Asia, Oceania and India reported growth. Reported sales increased by 4% YoY.

Sequentially, sales increased by 1%, driven primarily by North America.

Gross income

Gross income was stable YoY. Gross margin was 31.8% (33.6%). Gross margin continues to be impacted by a lower share of IPR licensing revenues and deployment costs for cloud native 5G Core contracts.

Sequentially, gross income and gross margin declined in the quarter, primarily due to higher share of services in the sales mix from deployment of 5G Core contracts.

EBIT (loss)

EBIT (loss) was SEK -0.8 (-0.4) b. with an EBIT margin of -5.6% (-3.3%). EBIT was negatively impacted mainly by higher operating expenses, primarily for investments in the cloud native 5G portfolio.

Sequentially, EBIT was SEK -0.8 b. compared with SEK -0.7 b. in Q2, impacted by lower gross income.

Net sales rolling four quarters were SEK 58.3 b. and EBIT margin rolling four quarters was -3.0%.

EBIT loss, excluding restructuring charges, for full-year 2022 is expected to be in line with full-year 2021.

6	Ericsson | Third quarter report 2022	Segment results

Enterprise –

Segment Enterprise

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022
Net sales	5.2	1.6	231%	1.9
Of which Global Comms Platform (Vonage)	2.9	—	—	—
Of which Enterprise Wireless Solutions	0.8	0.4	93%	0.6
Sales growth adj. for comparable units and FX	—	—	21%	—
Gross income	2.4	0.8	216%	0.8
Gross margin	46.5%	48.8%	—	45.0%
EBIT (loss)	-1.7	-0.8	—	-0.8
EBIT margin	-32.4%	-52.6%	—	-44.7%
EBITA (loss)	-1.2	-0.5	—	-0.7
EBITA margin	-23.7%	-32.4%	—	-39.0%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	46.5%	48.8%	—	45.0%
Of which Global Comm. Platform (Vonage)	42.4%	—	—	—
Of which Enterprise Wireless Solutions	57.6%	60.0%	—	52.9%
EBIT (loss) excl. restructuring charges¹	-1.7	-0.8	—	-0.8
EBIT margin excl. restructuring charges¹	-32.4%	-52.5%	—	-44.5%
EBITA (loss) excluding restructuring charges¹	-1.2	-0.5	—	-0.7
Of which Global Comms Platform (Vonage)	-0.5	—	—	—
Of which Enterprise Wireless Solutions	-0.5-	-0.3	—	-0.5
EBITA margin excl. restructuring charges¹	-23.7%	-32.3%	—	-38.8%

[1]	Common costs are included at segment level only (not distributed within the segment).

•	Sales growth driven by the Vonage acquisition.

•	Organic sales growth driven by Cradlepoint.

•	Vonage EBITA (loss) impacted primarily by one-off acquisition costs.

Net sales

Sales adjusted for comparable units and currency increased by 21% YoY driven by Cradlepoint. Reported sales increased by SEK 3.6 b. YoY driven by the Vonage acquisition (SEK 2.9 b.).

Gross income

Gross income increased by SEK 1.6 b. to SEK 2.4 b., driven by the Vonage acquisition. Gross margin decreased to 46.5% (48.8%) due to Vonage. Vonage’s gross income was negatively impacted by SEK -0.1 b. from the preliminary Vonage PPA (purchase price allocation), corresponding to a margin impact of -2.5 percentage points. Gross margin excluding Vonage increased by 3 percentage points.

Sequentially gross income increased by SEK 1.6 b. driven by Vonage. Gross margin increased to 46.5% from 45.0%.

EBITA (loss)

EBITA (loss) was SEK -1.2 (-0.5) b. The decline is mainly due to the consolidation of Vonage (SEK -0.5 b.) primarily from one-off acquisition costs of SEK -0.4 b. and SEK -0.1 b. from the preliminary PPA. Excluding these items, Vonage EBITA was positive. At the same time investments in developing network APIs continue. The quarter was also impacted by growth investments in Enterprise Wireless Solutions.

EBIT (loss)

EBIT (loss) was SEK -1.7 (-0.8) b. impacted by amortization of intangible assets from acquired businesses.

Sequentially, EBIT (loss) increased to SEK -1.7 b. from SEK -0.8 b.

Cradlepoint applies an “as-a-service” business model, with billing (invoiced sales) and cash collection upfront, and revenues recognized over the contract period as services are delivered (3 years on average). Billings in the quarter are therefore substantially higher than reported Net Sales in Enterprise Wireless Solutions.

Segment Other

SEK b.	Q3 2022	Q3 2021	YoY change	Q2 2022
Net sales	0.5	0.5	3%	0.6
Sales growth adj. for comparable units and FX	—	—	-1%	—
Gross income	-0.1	0.0	—	0.0
Gross margin	-27.9%	7.9%	—	5.4%
EBIT (loss)	0.0	0.5	—	0.0
EBIT margin	-3.9%	95.0%	—	3.2%
EBITA (loss)	0.0	0.5	—	0.0
EBITA margin	-3.7%	95.0%	—	3.2%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	-27.9%	7.9%	—	5.4%
EBIT (loss) excl. restructuring charges	0.0	0.5	—	0.0
EBIT margin excl. restructuring charges	-3.9%	95.0%	—	3.2%
EBITA (loss) excluding restructuring charges	0.0	0.5	—	0.0
EBITA margin excl. restructuring charges	-3.7%	95.0%	—	3.2%

Net sales

Sales adjusted for comparable units and currency decreased by -1% YoY. Sales in the media business were stable. Reported sales increased by 3% YoY.

Sequentially, sales declined by -12% due to project timing in the media business.

Gross income

Gross income decreased by SEK -0.2 b. due to one-off costs related to a market exit (SEK -0.2 b.). For this reason, gross margin decreased to -27.9% (7.9%).

Sequentially gross margin decreased to -27.9% from 5.4% mainly due to one-off costs (SEK -0.2 b.) for a market exit.

EBIT (loss)

EBIT (loss) was SEK 0.0 (0.5) b., with an EBIT margin of -3.9% (95%). EBIT was negatively impacted by lower gross income and materially lower revaluation of Ericsson Ventures investments compared with Q3 2021.

Sequentially, EBIT (loss) was stable.

7	Ericsson | Third quarter report 2022	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q3 2022	Q3 2021	Q2 2022	Jan-Sep 2022	Jan-Sep 2021
EBIT excl. restructuring charges	7.2	8.8	7.4	19.3	20.0
Depreciation, amortization and impairment losses	2.6	2.4	2.2	7.0	6.4
Restructuring charges	-0.1	0.0	0.0	-0.2	-0.1
Changes in working capital 1)	-3.3	4.9	-1.3	-10.1	1.3
Interest paid/received, taxes paid, and other	-1.8	-1.4	-1.9	-5.1	-3.7

Cash flow from operating activities	4.7	14.7	6.3	11.0	23.9
Capex net and other investing activities	-1.4	-1.2	-1.3	-3.8	-3.6
Repayment of lease liabilities	-0.7	-0.6	-0.6	-1.8	-1.7

Free cash flow before M&A	2.5	13.0	4.4	5.3	18.6
M&A	-51.4	-0.1	0.1	-51.2	-0.1

Free cash flow after M&A	-48.9	12.9	4.6	-45.9	18.5

Cash flow from operating activities	4.7	14.7	6.3	11.0	23.9
Cash flow from investing activities	-58.9	-9.1	21.9	-22.5	-17.2
Cash flow from financing activities	-5.3	-2.5	-14.5	-12.0	-4.4

SEK b.	Sep 30 2022	Sep 30 2021	Jun 30 2022
Gross cash	45.8	88.2	100.4
-Borrowings, current	5.4	10.2	3.7
-Borrowings, non-current	27.0	22.3	26.4

Net cash	13.4	55.7	70.3
Equity	136.8	95.6	127.8
Total assets	361.2	290.5	332.5
Capital turnover (times)	1.3	1.3	1.2
Return on capital employed (% )	13.2%	15.9%	12.8%

Vonage transaction

Purchase price paid on acquisition	USD b.	SEK b.
Enterprise value	6.3	64.1
Net debt (including FTC provision)	N/A	7.1
Acquired net assets	N/A	56.9
Deferred consideration	N/A	2.0
Purchase price for shares	N/A	55.0
Cash flow hedge release	N/A	3.7
Purchase price paid on acquisition	N/A	51.3

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

•	Free cash flow before M&A was SEK 2.5 (13.0) b.

•	Vonage was acquired with cash on hand for USD -5.4 b.

(SEK -51.3 b.) including support from a cash flow hedge release.

•	Large buildup of working capital.

Cash flow from operating activities

Cash flow from operating activities was SEK 4.7 (14.7) b. Cash flow was negatively affected mainly by buildup of SEK -3.3 (4.9) b. of working capital and by lower EBIT YoY. Compared with Q3 2022, Q3 2021 was supported by a higher share of customer prepayments and lower payments to suppliers. Inventory of components increased to ensure supply chain resilience; however, the inventory level is expected to decrease towards the end of the year. As a result of market share gains, working capital is expected to remain at a high level.

As mentioned, when announcing the closing of the acquisition, Vonage has been in discussions with the US Federal Trade Commission (FTC) to resolve an investigation initiated in 2020 into historic consumer practices. Resolution is subject to the approval of the FTC. The estimated impact is in the range of approximately USD 100 m. A provision for this matter was made in the Vonage opening balance, and we therefore do not expect any P&L impact to occur. Depending on the timing of the closure of the settlement, a final settlement amount could become payable in Q4 and thereby impact Q4 cash flow. This legal matter is pending and there can be no assurance as to the final outcome.

Free cash flow

Free cash flow before M&A was SEK 2.5 (13.0) b. and, on a rolling 12-month basis, SEK 18.8 b. or 7.3% in relation to sales. Capex net and other investing activities were SEK -1.4 (-1.2) b. The increase is related to product development. Cash flow from M&A activities was SEK -51.4

b. driven mainly by the acquisition of Vonage in the quarter. Free cash flow after M&A was SEK -48.9 (12.9) b.

Cash flow from investing activities

Cash flow from investing activities was SEK -58.9 (-9.1) b. following the Vonage acquisition. Adjusted for a positive cash flow hedge release of SEK 3.7 b. the acquisition amounted to SEK -51.3 b.

Cash flow from financing activities

Cash flow from financing activities was SEK -5.3 (-2.5) b. following the acquisition of Vonage, debt of USD -0.6 b. (SEK -5.9 b.) was repaid. Proceeds from issuance of long-term debt were SEK 1.7 (0.0) b.

Financial position

Positive cash flow from operating activities in the quarter supported the cash position. Gross cash declined by SEK -54.6 b. QoQ, to SEK 45.8 b. from SEK 100.4 b. due to the payment for Vonage shares and debt. Net cash decreased by SEK -57.0 b. QoQ, to SEK 13.4 b. from SEK 70.3 b. The average maturity of long-term borrowings as of September 30, 2022, was 4.1 years, an increase from 3.8 years 12 months earlier.

Liabilities for post-employment benefits decreased to SEK 25.1 b. from SEK 25.3 b. in the quarter, due to increase in discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 6.4 b. (SEK 18.7 b. lower than current DBO).

Return on capital employed (ROCE) was 13.2% (15.9%), reflecting the increase in capital employed as well as lower EBIT YoY.

8	Ericsson | Third quarter report 2022	Cash flow and financial position

Key data points

Market

The global RAN equipment market is estimated to grow by 5% (5%) in 2022. North America is expected to grow by 12% (8%), Europe by 1% (5%) and Mainland China by 4% (4%).

Source: Dell’Oro Mobile RAN 5-year forecast, July 2022. Numbers in brackets from Dell’Oro Mobile RAN outlook report February 2022.

Ericsson

Net sales (excluding Vonage)

Reported average seasonality last 3 years (2019–2021), %

	Q4→Q1	Q1→Q2	Q2→Q3	Q3→Q4
Networks	-22%	+12%	+3%	+19%
Cloud SW & Svcs	-34%	+10%	+4%	+29%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding restructuring (excluding Vonage)

Reported average seasonality last 3 years (2019–2021), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

	Q4→Q1	Q1→Q2	Q2→Q3	Q3→Q4
Ericsson Group	+3.2	-1.4	+1.3	-3.1

Operating expenses may show large variations between quarters, including currency changes.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

9	Ericsson | Third quarter report 2022	Key data points

Parent Company

Income after financial items January–September 2022, was SEK 20.2 (7.3) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 29.9 (74.8) b.

There was a decrease in intercompany lending of SEK 6.9 b. and in intercompany borrowing of SEK 1.8 b. in the third quarter.

The holding of treasury stock on September 30, 2022, was 4,009,306 Class B shares.

10	Ericsson | Third quarter report 2022	Parent Company

Other information

Legal proceedings

On October 4, 2021, Ericsson asked the U.S. District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the U.S. District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms.

Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022, Ericsson filed three complaints with the US International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents.

On January 19, 2022 Apple responded by filing a complaint against Ericsson in the ITC alleging that certain Ericsson products infringe three Apple patents. In January of 2022, Ericsson also filed lawsuits in several jurisdictions in Europe (Germany, the Netherlands, and Belgium) and South America (Brazil and Colombia) alleging that certain Apple products infringe Ericsson patents. Apple likewise filed lawsuits in Germany and China alleging that certain Ericsson products infringe Apple patents and utility models. In the following months, Ericsson made further filings in the United Kingdom, the Netherlands, and Brazil alleging Apple products infringe additional Ericsson patents. Apple filed further lawsuits in Germany alleging Ericsson products infringe additional Apple patents.

As previously disclosed, on March 3 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9 2022, which added a former Ericsson officer as defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks.

PRESS RELEASES

July 15, 2022 | Ericsson receives regulatory approval to complete acquisition of Vonage

Ericsson (NASDAQ: ERIC) today announced that it has received clearance from the Committee on Foreign Investments in the United States (CFIUS) to complete its acquisition of Vonage Holdings Corp. (NASDAQ: VG) (“Vonage”). This represents the final requisite approval to complete the deal. The parties now expect the Merger to close no later than July 21, 2022, as provided for in the Merger Agreement.

https://www.ericsson.com/en/press-releases/2022/7/

ericsson-receives-regulatory-approval-to-complete-acquisition-of-vonage

July 21, 2022 | Ericsson completes acquisition of Vonage

Ericsson (NASDAQ: ERIC) has completed its acquisition of Vonage Holdings Corp. (Vonage) (NASDAQ: VG), supporting Ericsson’s strategy to leverage technology leadership to grow its mobile network business and expand into enterprise. The acquisition provides Ericsson with access to powerful building blocks to offer a full suite of communications solutions including, Communications Platform as a Service (CPaaS), UCaaS and CCaaS.

By leveraging the Vonage CPaaS offering, Ericsson aims to transform the way advanced 5G network capabilities are exposed, consumed and paid for. This will provide the global developer community, including Vonage’s more than one million registered developers, with easy access to 4G and 5G network capabilities via open Application Program Interfaces (APIs).

For communications service providers (CSPs), global network APIs - such as location and quality of service APIs - provide new opportunities to expand their profit pools to monetize 5G network capabilities. For Ericsson, global APIs provide a new material growth opportunity. The existing market for communications APIs – such as video, voice and SMS – is currently growing at 30 percent annually and projected to reach USD 22 billion by 2025.

Accessing network capabilities in an open, intuitive, and programmable ways via global APIs will enable developer communities to create applications for any device that benefits from connection to the 5G network. Developers can utilize network characteristics such as user authentication, bandwidth, responsiveness, energy efficiency, security, identification and reliability - or network information such as device information or predictive coverage.

These new and innovative consumer and enterprise applications will further drive the rollout of 5G and network Capex.

To accelerate growth in Vonage’s UCaaS and CCaaS solutions, Ericsson intends to increase R&D investments and offer these solutions to CSPs, enabling Ericsson’s existing customers to sell through their own brands, and accelerate growth. Ericsson will also complement existing communications offerings to small and medium sized companies with the Vonage UCaaS and CCaaS solutions which will form a strong part of Ericsson’s offerings to both CSPs and enterprises.

Börje Ekholm, President and CEO, says: “We are excited to welcome Vonage as part of Ericsson. With Vonage’s suite of communications solutions – UCaaS, CCaaS and Communications APIs – Ericsson will further expand its offerings into the enterprise space. In the future, network capabilities will be consumed and paid for through open network APIs, creating the opportunity for unparalleled innovation. We have already launched the first network API, Dynamic End-user Boost, based on existing 4G infrastructure. With Vonage, we will now develop and commercialize these new APIs. We are already seeing great progress with frontrunner CSPs, and we aim to launch the first 5G network APIs in the coming year. We will continue to create new, enhanced applications and services for enterprises, while driving continued innovation on Vonage’s UCaaS and CCaaS applications, helping businesses create new digital experiences for better communications, connections and engagement.

11	Ericsson | Third quarter report 2022	Other information

“By linking the network world with the global developer community, we’re creating a paradigm shift that will put the network at the center, allowing the CSPs a new monetization opportunity supporting increasing investments in high-performance networks.”

“4G was the platform that allowed the consumer to digitalize. It opened new business models and created some of the fastest-growing companies in history. With 5G, we have an innovation platform, unlike anything we’ve seen before, offering almost limitless opportunities to develop super-fast, highly reliable, low-latency and mission-critical services. With 5G, we will see accelerated digitalization of enterprises with Vonage’s UCaaS and CCaaS suite being a solid growth platform.”

Vonage was recently named the leader in the Omdia Universe: Selecting a CPaaS Platform 2022 report, ranked in top positions on customer experience and solutions capability. It currently serves over 120,000 business customers, has a global community of more than one million registered developers and a highly scaled platform with a combined 25 billion messages and minutes per year. This, combined with Ericsson’s deep network expertise, industry-leading portfolio and global scale, is expected to enable Ericsson to seed and accelerate the market for global network APIs. CSPs will benefit from global reach, beyond national or regional setups.

The acquisition will also further strengthen Ericsson’s presence and long-term commitment to the United States, where it has a 120-year history of conducting business.

Rory Read, Vonage CEO, says: “Vonage was born out of innovation and is today a global leader in business cloud communications. This partnership will strengthen our offerings to businesses across the globe by leveraging Ericsson’s leadership in 5G, global market presence and strong R&D capabilities. With the demand for UCaaS, CCaaS and Communications APIs growing rapidly, the combined expertise, talent and innovation is good news for our customers and partners.”

He adds “The way we work, shop, learn, see a doctor, exercise and entertain is fundamentally changing. Together, Ericsson and Vonage will be at the heart of the next wave of the digital transformation, providing enterprises, CSPs and end users with innovative applications and services that will change how business gets done. We will drive deeper connections and engagement among employees and across customer touchpoints, making for exceptional experiences.”

Additional information about the transaction

The transaction is expected to be accretive to Ericsson’s EPS (excluding non-cash amortization impacts) and free cash flow before Mergers & Acquisitions (M&As) from 2024 onwards.

Vonage will become a separate business area within the Ericsson Group - called Business Area Global Communications Platform (BGCP). Rory Read, current CEO of Vonage, is appointed Senior Vice President and Head of Business Area Global Communications Platform and a member of Ericsson’s Executive Team.

With the completion of the transaction, Vonage will continue to operate under its existing name and brand being part of the Ericsson Group.

As of the closing date, Vonage’s financial performance will be reported in Segment Enterprise along with Business Area Enterprise Wireless Solutions and Business Area Technologies & New Businesses as of the third quarter 2022.

Vonage common stock has ceased trading and will no longer be listed on the Nasdaq Global Select Market.

The acquisition was funded with cash on hand. The USD amount has been hedged with both external transactions and internal netting of Ericsson’s ongoing USD inflows.

The transaction is expected to deliver near-term revenue synergy opportunities, including CSPs selling through their own brands and cross-selling of the combined product portfolio estimated to contribute USD 0.4 billion by 2025. Ericsson also expects to achieve some cost efficiencies now that the deal is complete.

Vonage has a strong track record of growth and margin evolution. Sales were USD 1.4 billion in the 12-month period to 31 March 2022 and, over the same period, the company delivered an adjusted EBITDA margin of 13 percent and free cash flow of USD 93 million.

Ericsson remains committed to the previously communicated long-term financial targets of an EBITA margin of 15-18 percent and Free Cash Flow before M&A of 9-12 percent of sales; as well as the 2022 EBIT margin target of 12-14 percent for the Ericsson Group excluding Vonage.

Vonage is currently engaged with the U.S. Federal Trade Commission to resolve an investigation into historic consumer practices which was initiated in 2020.

https://www.ericsson.com/en/press-releases/2022/7/

ericsson-completes-acquisition-of-vonage

Other important information published on Ericsson.com

Connectivity in an increasingly complex world

Since our founding over 145 years ago, Ericsson has been driven by the belief that access to communications is a basic human need. We are committed to providing people with continuous global connectivity, information and all that flows from this. After all, in today’s world, communications drive the way we socialize, shapes politics and commerce, is relied on for healthcare and emergency networks, and increasingly shapes how people learn and what they believe. Digital connectivity creates immeasurable opportunities for society, yet one-third of the world’s population currently does not have access to the Internet. We believe every person should have safe and affordable wireless communications – enabling inclusion, education and job opportunities, and a means for everyone to be better connected.

In this context, we have over the years expanded our global operations and are today present in over 180 markets. This is a leadership position that comes with great responsibility, which we take seriously. Today’s world is highly unpredictable and doing business across diverse and complicated operating environments is challenging. We are thoughtful about where we work and who we work with, always striving to fulfil our mission responsibly and with integrity. This means doing business with our eyes open, living up to our values and, importantly, putting people first by ensuring the safety of our employees as well as respecting and supporting the communities in which we work. If, as part of our continuous assessment, we conclude that our operations conflict with our fundamental principles and core values, we will change how we operate and exit if appropriate.

In the past, the company has not always lived up to the high expectations that we all have for our company and that is unacceptable - it does not represent who we are or what we stand for and we remain committed to being a positive force and to operate ethically at all times. We won’t compromise our values or the safety of our people.

As a global company, changing circumstances may require or lead us to exit a market. In some instances, this happens under sudden, unplanned, and complex circumstances. However, exiting any market

12	Ericsson | Third quarter report 2022	Other information

is not straightforward. People will always need access to communications and this is a core principle for us. Recent global events underscore the importance of digital connectivity. The importance for people to communicate freely with each other, and with the wider world, has never been clearer. When conflict or natural disaster strike, connectivity becomes a lifeline. Without access to the Internet, mobile networks and other methods of digital communication, vital information flow is slowed down or even halted entirely. This leaves people without an opportunity to communicate with loved ones, share what is happening locally with the world, obtain real-time sources of accurate information, access remote learning, and more. This is why many governments promote the development of digital infrastructure, even in geopolitically sensitive regions. Accordingly, we always look to honor our responsibility to provide civilian connectivity in times when societies may need it most.

If we make a decision to leave we will take every measure to exit in a responsible manner; compliant with the law, adhering to sanctions requirements, aligned with our Code of Business Ethics and corporate values and, most importantly, ensuring the safety of our people and respecting the community we are leaving.

Importantly, as a critical infrastructure provider, we take pride in and will continue to deploy our resources for humanitarian purposes. This is a duty we take seriously. For 20 years, Ericsson Response has been at the forefront of the UN Emergency Telecommunications Cluster – using our telecoms skills and technology to bring together the aid organizations that help alleviate affected populations in disasters and other humanitarian emergencies. It is vital work like this that underpins Ericsson’s engagements across several of the complex markets in which we operate.

Summary

Ericsson has a long tradition of global engagement and today is present in 180 countries. As a cornerstone principle, Ericsson is committed to the development and maintenance of sustainable communications networks, guided by our core values of integrity, respect, professionalism and perseverance. Importantly, we are committed to being a positive force in the communities in which we operate – in line with the UN Sustainable Development Goals. Given our global presence and the ever-changing geopolitical situation, we continuously assess our presence, work and impact in countries and regions to ensure that our operations have not become impossible or intolerable to our core values. This includes a constant assessment of the safety and security of our people and contractors, the respect for the rule of law in the areas where we work, and the respect for human rights. As we decide to enter or exit a market, we will consider all these matters in the broad context of Ericsson’s long held principles and foundational belief that access to communications is a basic human need.

https://www.ericsson.com/en/newsroom/ericsson-comments

/connectivity-in-an-increasingly-complex-world

13	Ericsson | Third quarter report 2022	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2021 and in the Annual Report on Form 20-F 2021 (in the following the “Annual Report 2021”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below:

Deferred Prosecution Agreement with the United States Department of Justice

In December 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ). The DPA has a three-year term and includes a guilty plea by our Egyptian subsidiary to a criminal violation of the FCPA’s anti-bribery provisions. We admitted to conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson does not violate the terms of the DPA. In October 2021, the DOJ notified us of its determination that we breached our obligations under the DPA by failing to provide required information to the DOJ.

In March 2022, the DOJ informed Ericsson that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation post-DPA. The DOJ’s determination that the Company violated the DPA allows the DOJ, in its sole discretion, to commence prosecution for criminal violations, including the charged conspiracy to violate the FCPA’s anti-bribery, books and records and internal controls provisions referenced in the DPA. In doing so, the DOJ could rely upon Ericsson’s DPA admissions and would benefit from Ericsson’s waiver of certain procedural and evidentiary defenses. The DOJ also may, in its sole discretion, extend the term of the DPA.

The Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ, including criminal prosecution, civil or criminal penalties and additional monetary fines or penalties, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

14	Ericsson | Third quarter report 2022	Risk factors

We are subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences under the DPA with the DOJ and the injunction issued in connection with the settlement with the SEC, both from 2019, and other investigations by governmental authorities

The Company is required to comply with anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations in jurisdictions where Ericsson does business. As previously disclosed, the Company has not complied with all such laws, rules and regulations in the past and faces exposure to possible past, present and future violations, which could lead to significant civil or criminal liability that would materially harm the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, and prospects.

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The company took remedial actions and is continuing to work to identify additional measures to take.

In June 2022, the SEC informed us that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, we are permanently enjoined from violating the FCPA’s anti-bribery, books and records and internal controls provisions. Violations of the injunction or consent judgment could subject us to new civil and criminal penalties as well as a new enforcement action.

Ericsson is committed to cooperating with the DOJ and the SEC to resolve these matters, the outcome of which we are unable to predict. We also face other negative consequences from these matters, including matters under review as part of our ongoing and future communications with governmental authorities to comply with our obligations under the DPA. Governmental authorities in the US and elsewhere are investigating us for possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules or regulations, and we currently face litigation related to these matters (including the matters described below). Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance for any reason with the DPA or consent judgment could materially harm Ericsson, including our reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.

Ericsson is involved in lawsuits, legal proceedings and investigations which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties

As previously disclosed, on March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks.

Business in Russia

As mentioned in the Annual Report 2021, including in the risk factor 1.1 and 3.2, conducting business throughout the world makes Ericsson subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. In addition to the risk factors described in the Annual Report 2021 and the provision recorded by the Company in Q1 and Q2 2022, the large uncertainties relating to the Russian market, including the applicable and changed sanctions landscape, lead to large uncertainties relating to other potential costs and consequences that may follow. All of the above could have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.

Stockholm, October 20, 2022

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: January 20, 2023

15	Ericsson | Third quarter report 2022	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on October 20, 2022.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16	Ericsson | Third quarter report 2022	Editor’s note

Forword-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

17	Ericsson | Third quarter report 2022	Forword-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2022, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in

Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 20, 2022

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

18	Ericsson | Third quarter report 2022	Auditors’ Review Report

Financial statements and other information

19	Ericsson | Third quarter report 2022	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q3			Jan-Sep
SEK million	Note	2022	2021	Change	2022	2021
Net sales	3	68,040	56,263	21%	185,566	160,982
Cost of sales		-39,905	-31,487	27%	-107,840	-91,054

Gross income	3	28,135	24,776	14%	77,726	69,928
Research and development expenses		-11,880	-10,155	17%	-34,081	-30,211
Selling and administrative expenses		-9,441	-6,177	53%	-23,901	-19,337
Impairment losses on trade receivables		38	-27	-241%	-139	-139

Operating expenses		-21,283	-16,359	30%	-58,121	-49,687
Other operating income and expenses 1)		234	500	-53%	-438	-66
Share in earnings of JV and associated companies		29	-82	-135%	0	-256

Earnings before financial items and income tax (EBIT)	3	7,115	8,835	-19%	19,167	19,919
Financial income and expenses, net		-535	-598	-11%	-1,937	-1,585

Income after financial items		6,580	8,237	-20%	17,230	18,334
Income tax		-1,220	-2,471	-51%	-4,308	-5,500

Net income		5,360	5,766	-7%	12,922	12,834
Net income attributable to:
Owners of the Parent Company		5,214	5,752		12,658	12,618
Non-controlling interests		146	14		264	216
Other information
Average number of shares, basic (million)	8	3,330	3,330		3,330	3,329
Earnings per share, basic (SEK) 2)		1.56	1.73		3.80	3.79
Earnings per share, diluted (SEK) 3)		1.56	1.73		3.80	3.79

1)

Jan-Sep 2022 includes a provision of SEK -0.9 billion (-0.9 b. in Q1) for impairment of assets and other one-time costs due to the suspension of affected business in Russia, and the impact of Ericsson Ventures investments of SEK 0.0 billion (-0.3 b. in Q1, 0.1 b. in Q2 and 0.2 b. in Q3).

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2022	2021	2022	2021
Net income	5,360	5,766	12,922	12,834
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans in class etceiling	-204	-3,025	14,265	3,616
Revaluation of borrowings due to change in credit risk	-289	-158	1,691	-174
Cash flow hedge reserve
Gains/losses arising during the period	-648	—	3,703	—
Transfer to good will	-3,677	—	-3,677	—
Tax on items that will not be reclassified to profit or loss	1,068	582	-3,124	-744
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-1,716	-200	-2,890	-354
Reclassification adjustments on gains/losses included in profit or loss	42	-24	127	-72
Translation reserves
Changes in translation reserves	8,679	856	14,431	2,101
Reclassification to profit and loss	4	14	-30	5
Share of other comprehensive income of JV and associated companies	33	3	73	34
Tax on items that have been or may be reclassified to profit or loss	345	46	569	88

Total other comprehensive income (loss), net of tax	3,637	-1,906	25,138	4,500

Total comprehensive income	8,997	3,860	38,060	17,334
Total comprehensive income attributable to:
Owners of the Parent Company	8,957	3,919	38,090	17,271
Non-controlling interests	40	-59	-30	63

20	Ericsson | Third quarter report 2022	Financial statements

Condensed consolidated balance sheet

		Sep 30	Dec 31
SEK million	Note	2022	2021
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,412	3,528
Goodwill	10	92,933	38,204
Intellectual property rights, brands and other intangible assets	10	27,701	3,830
Property, plant and equipment		14,319	13,580
Right-of-use assets		8,193	7,948
Financial assets
Equity in JV and associated companies		1,121	941
Other investments in shares and participations	5	2,152	2,258
Customer finance, non-current	5	453	568
Interest-bearing securities, non-current	5	2,423	30,626
Other financial assets, non-current	5	7,962	6,217
Deferred tax assets		23,705	23,109

		184,374	130,809
Current assets
Inventories		53,019	35,164
Contract assets		12,060	10,506
Trade receivables	5	45,266	45,399
Customer finance, current	5	4,278	2,719
Current tax assets		8,451	6,379
Other current receivables		10,329	7,656
Interest-bearing securities, current	5	6,640	12,932
Cash and cash equivalents	5	36,749	54,050

		176,792	174,805

Total assets		361,166	305,614
Equity and liabilities
Equity
Stockholders’ equity		138,607	108,775
Non-controlling interest in equity of subsidiaries		-1,787	-1,676

		136,820	107,099
Non-current liabilities
Post-employment benefits		25,131	36,050
Provisions, non-current	4	4,511	3,722
Deferred tax liabilities	10	8,025	884
Borrowings, non-current	5	26,994	22,241
Lease liabilities, non-current		7,209	7,079
Other non-current liabilities		791	1,587

		72,661	71,563
Current liabilities
Provisions, current	4	6,051	5,782
Borrowings, current	5	5,437	9,590
Lease liabilities, current		2,666	2,224
Contract liabilities		41,105	32,834
Trade payables	5	40,864	35,684
Current tax liabilities		5,008	2,917
Other current liabilities		50,554	37,921

		151,685	126,952

Total equity and liabilities		361,166	305,614

21	Ericsson | Third quarter report 2022	Financial statements

Condensed consolidated statement of cash flows

		Q3		Jan-Sep
SEK million	Note	2022	2021	2022	2021
Operating activities
Net income		5,360	5,766	12,922	12,834
Adjustments for
Taxes		1,307	2,824	4,079	5,638
Earnings/dividends in JV and associated companies		-17	159	79	347
Depreciation, amortization and impairment losses	6	2,638	2,385	7,008	6,417
Other		-19	24	1,225	840

		9,269	11,158	25,313	26,076
Changes in operating net assets
Inventories		-3,564	-3,877	-13,638	-5,813
Customer finance, current and non-current		-872	-1,419	-861	-746
Trade receivables and contract assets		4,595	8,833	8,846	6,778
Trade payables		-1,817	1,733	-1,864	-1,635
Provisions and post-employment benefits		-58	-130	590	-1,068
Contract liabilities		-2,623	-3,388	2,916	5,669
Other operating assets and liabilities, net		1,052	3,168	-6,048	-1,905

		-3,287	4,920	-10,059	1,280
Interest received		156	42	217	112
Interest paid		-196	-120	-844	-664
Taxes paid		-1,291	-1,276	-3,659	-2,935

Cash flow from operating activities		4,651	14,724	10,968	23,869
Investing activities
Investments in property, plant and equipment	6	-1,104	-1,040	-2,975	-2,962
Sales of property, plant and equipment		74	40	173	81
Acquisitions/divestments of subsidiaries and other operations, net	10	-51,412	-55	-51,243	-119
Product development	6	-414	-190	-1,003	-660
Purchase of interest-bearing securities		-437	-9,670	-1,474	-26,557
Sale of interest-bearing securities		978	1,801	39,752	13,050
Other investing activities		-6,537	-4	-5,732	-9

Cash flow from investing activities		-58,852	-9,118	-22,502	-17,176
Financing activities
Proceeds from issuance of long-term debt		1,666	—	9,454	7,881
Repayment of long-term debt		-5,915	—	-15,908	-5,752
Dividends paid		-79	-161	-4,243	-3,494
Repayment of lease liabilities		-658	-580	-1,828	-1,745
Other financing activities		-277	-1,807	535	-1,316

Cash flow from financing activities		-5,263	-2,548	-11,990	-4,426

Effect of exchange rate changes on cash		2,595	145	6,223	597

Net change in cash and cash equivalents		-56,869	3,203	-17,301	2,864

Cash and cash equivalents, beginning of period		93,618	43,273	54,050	43,612

Cash and cash equivalents, end of period		36,749	46,476	36,749	46,476

22	Ericsson | Third quarter report 2022	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Sep
SEK million	2022	2021
Opening balance	107,099	85,177
Total comprehensive income	38,060	17,334
Sale/repurchase of own shares	—	42
Long-term variable compensation plans	66	64
Dividends to shareholders ¹)	-8,406	-6,863
Transactions with non-controlling interests	1	-126

Closing balance	136,820	95,628

1)

Includes accrual of SEK 4,163 (3,335) million in Jan-Sep for the dividend approved by the Annual General Meeting on March 29, 2022. SEK 1.25 per share of the total SEK 2.50 per share of the dividend has been paid out in Q4 2022.

Condensed consolidated income statement – isolated quarters

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Cost of sales	-39,905	-36,163	-31,772	-40,511	-31,487	-31,084	-28,483

Gross income	28,135	26,302	23,289	30,821	24,776	23,857	21,295
Research and development expenses	-11,880	-11,496	-10,705	-11,863	-10,155	-10,480	-9,576
Selling and administrative expenses	-9,441	-7,872	-6,588	-7,620	-6,177	-6,972	-6,188
Impairment losses on trade receivables	38	3	-180	99	-27	100	-212

Operating expenses	-21,283	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976
Other operating income and expenses 1)	234	393	-1,065	428	500	-579	13
Share in earnings of JV and associated companies	29	-22	-7	-4	-82	-103	-71

Earnings before financial items and income tax (EBIT)	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Financial income and expenses, net	-535	-759	-643	-945	-598	-454	-533

Income after financial items	6,580	6,549	4,101	10,916	8,237	5,369	4,728
Income tax	-1,220	-1,899	-1,189	-770	-2,471	-1,469	-1,560

Net income	5,360	4,650	2,912	10,146	5,766	3,900	3,168

Net income (loss) attributable to:
Owners of the Parent Company	5,214	4,504	2,940	10,076	5,752	3,679	3,187
Non-controlling interests	146	146	-28	70	14	221	-19
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,330	3,329	3,328
Earnings per share, basic (SEK) 2)	1.56	1.36	0.88	3.03	1.73	1.10	0.96
Earnings per share, diluted (SEK) 3)	1.56	1.35	0.88	3.02	1.73	1.10	0.96

1)

Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion. Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 0.4 billion. Q3 2021 includes an Ericsson Ventures investment revaluation of SEK 0.5 billion. Q2 2021 includes cost of SEK -0.8 billion as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

23	Ericsson | Third quarter report 2022	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	5,360	4,650	2,912	10,146	5,766	3,900	3,168
Adjustments for
Taxes	1,307	1,751	1,021	938	2,824	1,230	1,584
Earnings/dividends in JV and associated companies	-17	88	8	13	159	112	76
Depreciation, amortization and impairment losses	2,638	2,224	2,146	2,552	2,385	2,097	1,935
Other	-19	345	899	398	24	631	185

	9,269	9,058	6,986	14,047	11,158	7,970	6,948
Changes in operating net assets
Inventories	-3,564	-4,728	-5,346	248	-3,877	-701	-1,235
Customer finance, current and non-current	-872	134	-123	780	-1,419	454	219
Trade receivables and contract assets	4,595	3,350	901	-5,227	8,833	-4,034	1,979
Trade payables	-1,817	1,324	-1,371	3,020	1,733	744	-4,112
Provisions and post-employment benefits	-58	-321	969	950	-130	-1,461	523
Contract liabilities	-2,623	-721	6,260	-1,655	-3,388	4,603	4,454
Other operating assets and liabilities, net	1,052	-333	-6,767	4,606	3,168	608	-5,681

	-3,287	-1,295	-5,477	2,722	4,920	213	-3,853
Interest received	156	-17	78	-104	42	2	68
Interest paid	-196	-437	-211	-310	-120	-384	-160
Taxes paid/received	-1,291	-1,022	-1,346	-1,159	-1,276	-1,861	202

Cash flow from operating activities	4,651	6,287	30	15,196	14,724	5,940	3,205
Investing activities
Investments in property, plant and equipment	-1,104	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	74	61	38	34	40	17	24
Acquisitions/divestments of subs, and other operations, net	-51,412	123	46	178	-55	-69	5
Product development	-414	-301	-288	-302	-190	-266	-204
Purchase of interest-bearing securities	-437	-1,037	—	-8,858	-9,670	-13,207	-3,680
Sale of interest-bearing securities	978	22,747	16,027	7,064	1,801	7,408	3,841
Other investing activities	-6,537	1,384	-579	-122	-4	—	-5

Cash flow from investing activities	-58,852	21,924	14,426	-2,707	-9,118	-7,124	-934
Financing activities
Proceeds from issuance of long-term debt	1,666	—	7,788	1	—	7,804	77
Repayment of long-term debt	-5,915	-9,993	—	-39	—	-510	-5,242
Dividends paid	-79	-4,164	—	-3,395	-161	-3,328	-5
Repayment of lease liabilities	-658	-577	-593	-623	-580	-617	-548
Other financing activities	-277	243	569	-825	-1,807	940	-449

Cash flow from financing activities	-5,263	-14,491	7,764	-4,881	-2,548	4,289	-6,167
Effect of exchange rate changes on cash	2,595	3,042	586	-34	145	-375	827

Net change in cash and cash equivalents	-56,869	16,762	22,806	7,574	3,203	2,730	-3,069

Cash and cash equivalents, beginning of period	93,618	76,856	54,050	46,476	43,273	40,543	43,612

Cash and cash equivalents, end of period	36,749	93,618	76,856	54,050	46,476	43,273	40,543

24	Ericsson | Third quarter report 2022	Financial statements

Condensed Parent Company income statement

	Q3		Jan-Sep
SEK million	2022	2021	2022	2021
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—
Operating expenses	-390	-158	-955	-503
Other operating income and expenses	672	670	1,925	1,106

EBIT	282	512	970	603
Financial net	1,905	1,131	19,211	6,724

Income after financial items	2,187	1,643	20,181	7,327
Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-216	-163	-516	-426

Net income	1,971	1,480	19,665	6,901

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2022	2021	2022	2021
Net income	1,971	1,480	19,665	6,901
Revaluation of borrowings due to change in credit risk	-289	-158	1,691	-174
Cash flow hedge reserve
Gains/losses arising during the period	-648	—	3,703	—
Transfer to investments	-3,677	—	-3,677	—
Tax on items that will not be reclassified to profit or loss	951	33	-348	36

Other comprehensive income, net of tax	-3,663	-125	1,369	-138

Total comprehensive income	-1,692	1,355	21,034	6,763

25	Ericsson | Third quarter report 2022	Financial statements

Condensed Parent Company balance sheet

SEK million	Sep 30 2022	Dec 31 2021
Assets
Fixed assets
Intangible assets	5	8
Tangible assets	398	413
Financial assets 1)	151,657	120,605

	152,060	121,026
Current assets
Receivables	31,550	27,364
Short-term investments	6,312	12,722
Cash and cash equivalents	21,208	37,128

	59,070	77,214

Total assets	211,130	198,240
Stockholders ’equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	47,736	34,984

	95,900	83,148
Provisions	225	293
Non-current liabilities	26,878	22,406
Current liabilities	88,127	92,393

Total stockholders ’equity, provisions and liabilities	211,130	198,240
1) Of which interest-bearing securities, non-current	2,385	30,615

26	Ericsson | Third quarter report 2022	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended September 30, 2022, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2021 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2022 that are estimated to have a material impact on the result and financial position of the Company.

New segment structure implemented in Q3

As announced in May 2022, Ericsson starts to report its financials according to its new segment structure as of Q3 2022. The four new segments are:

Networks – including Radio Access Networks, Transport Solutions, Site Solutions, Network Rollout & Tuning and Customer Support.

Cloud Software and Services – including Core Network and Automation, Managed Services, Services Orchestration and Telecom BSS.

Enterprise – including Enterprise Wireless Solutions, Technologies & New Businesses, Global Communication Platform (Vonage – reported from Q3 2022) and Global Network Platform.

Other – including media businesses, Ericsson Ventures and one-offs.

To facilitate year-on-year comparisons, the financial reporting by segment has been restated for the first two quarters of 2022, each quarter of 2021 and full-year 2020.

Note 2 – Critical accounting estimates and judgements

Russia

In the first quarter 2022, Ericsson recorded a SEK 0.9 billion provision for impairment of assets and other exceptional costs related to its decision to wind down operations in Russia. The provision is recorded in Other operating expenses in Segment Other.

27	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Note 3 – Segment information *)

Net sales by segment by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	48,147	45,983	40,712	51,097	40,591	39,876	36,274
Of which Products	35,763	35,299	31,131	39,963	31,078	30,415	27,495
Of which Services	12,384	10,684	9,581	11,134	9,513	9,461	8,779
Cloud Software and Services	14,213	14,014	12,087	17,955	13,610	12,949	11,710
Of which Products	4,752	4,675	3,631	7,133	4,590	3,977	3,567
Of which Services	9,461	9,339	8,456	10,822	9,020	8,972	8,143
Enterprise	5,161	1,875	1,762	1,802	1,558	1,600	1,276
Other	519	593	500	478	504	516	518

Total	68,040	62,465	55,061	71,332	56,263	54,941	49,778

	2022			2021
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5%	13%	-20%	26%	2%	10%	—
Of which Products	1%	13%	-22%	29%	2%	11%	—
Of which Services	16%	12%	-14%	17%	1%	8%	—
Cloud Software and Services	1%	16%	-33%	32%	5%	11%	—
Of which Products	2%	29%	-49%	55%	15%	11%	—
Of which Services	1%	10%	-22%	20%	1%	10%	—
Enterprise	175%	6%	-2%	16%	-3%	25%	—
Other	-12%	19%	5%	-5%	-2%	0%	—

Total	9%	13%	-23%	27%	2%	10%	-28%

	2022			2021
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19%	15%	12%	—	—	—	—
Of which Products	15%	16%	13%	—	—	—	—
Of which Services	30%	13%	9%	—	—	—	—
Cloud Software and Services	4%	8%	3%	—	—	—	—
Of which Products	4%	18%	2%	—	—	—	—
Of which Services	5%	4%	4%	—	—	—	—
Enterprise	231%	17%	38%	—	—	—	—
Other	3%	15%	-3%	—	—	—	—

Total	21%	14%	11%	3%	-2%	-1%	0%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	134,842	86,695	40,712	167,838	116,741	76,150	36,274
Of which Products	102,193	66,430	31,131	128,951	88,988	57,910	27,495
Of which Services	32,649	20,265	9,581	38,887	27,753	18,240	8,779
Cloud Software and Services	40,314	26,101	12,087	56,224	38,269	24,659	11,710
Of which Products	13,058	8,306	3,631	19,267	12,134	7,544	3,567
Of which Services	27,256	17,795	8,456	36,957	26,135	17,115	8,143
Enterprise	8,798	3,637	1,762	6,236	4,434	2,876	1,276
Other	1,612	1,093	500	2,016	1,538	1,034	518

Total	185,566	117,526	55,061	232,314	160,982	104,719	49,778

	2022			2021
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16%	14%	12%	1%	—	—	—
Of which Products	15%	15%	13%	5%	—	—	—
Of which Services	18%	11%	9%	-11%	—	—	—
Cloud Software and Services	5%	6%	3%	-6%	—	—	—
Of which Products	8%	10%	2%	-5%	—	—	—
Of which Services	4%	4%	4%	-6%	—	—	—
Enterprise	98%	26%	38%	30%	—	—	—
Other	5%	6%	-3%	0%	—	—	—

Total	15%	12%	11%	0%	-1%	-1%	0%

*)	Net sales by segment has been restated for the first two quarters of 2022, each quarter 2021 and for the full year 2020. Comparisons against isolated quarters 2020 are not available by segment.

28	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21,366	20,735	18,211	23,643	19,401	19,111	16,714
Cloud Software and Services	4,516	4,692	4,234	6,362	4,575	3,959	3,933
Enterprise	2,398	843	843	832	760	765	534
Other	-145	32	1	-16	40	22	114

Total	28,135	26,302	23,289	30,821	24,776	23,857	21,295

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	60,312	38,946	18,211	78,869	55,226	35,825	16,714
Cloud Software and Services	13,442	8,926	4,234	18,829	12,467	7,892	3,933
Enterprise	4,084	1,686	843	2,891	2,059	1,299	534
Other	-112	33	1	160	176	136	114

Total	77,726	49,591	23,289	100,749	69,928	45,152	21,295

EBIT (loss) by segment by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,597	8,861	7,601	11,757	9,624	8,645	7,240
Cloud Software and Services	-792	-733	-837	590	-449	-1,158	-1,217
Enterprise	-1,670	-839	-781	-770	-819	-649	-727
Other	-20	19	-1,239	284	479	-1,015	-35

Total	7,115	7,308	4,744	11,861	8,835	5,823	5,261

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	26,059	16,462	7,601	37,266	25,509	15,885	7,240
Cloud Software and Services	-2,362	-1,570	-837	-2,234	-2,824	-2,375	-1,217
Enterprise	-3,290	-1,620	-781	-2,965	-2,195	-1,376	-727
Other	-1,240	-1,220	-1,239	-287	-571	-1,050	-35

Total	19,167	12,052	4,744	31,780	19,919	11,084	5,261

29	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7,914	7,962	5,836	8,604	6,450	7,099	6,676
North East Asia	5,597	7,319	5,421	9,816	5,691	7,123	6,491
North America	26,517	22,849	20,727	22,264	20,161	17,950	17,081
Europe and Latin America ¹) 2)	15,298	15,325	15,290	19,236	14,378	14,011	12,647
Middle East and Africa	5,668	5,223	4,301	6,948	4,985	4,459	4,393
Other ¹) 2)	7,046	3,787	3,486	4,464	4,598	4,299	2,490

Total	68,040	62,465	55,061	71,332	56,263	54,941	49,778

1) Of which in Sweden	833	950	678	1,078	478	404	389
²) Of which in EU	8,242	8,511	8,611	10,181	7,069	7,256	6,801

	2022			2021
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-1%	36%	-32%	33%	-9%	6%	-32%
North East Asia	-24%	35%	-45%	72%	-20%	10%	-49%
North America	16%	10%	-7%	10%	12%	5%	-11%
Europe and Latin America ¹) 2)	0%	0%	-21%	34%	3%	11%	-26%
Middle East and Africa	9%	21%	-38%	39%	12%	2%	-33%
Other ¹) 2)	86%	9%	-22%	-3%	7%	73%	-42%

Total	9%	13%	-23%	27%	2%	10%	-28%

1) Of which in Sweden	-12%	40%	-37%	126%	18%	4%	7%
²) Of which in EU	-3%	-1%	-15%	44%	-3%	7%	-23%

	2022			2021
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	23%	12%	-13%	-12%	-17%	8%	13%
North East Asia	-2%	3%	-16%	-23%	-35%	-9%	66%
North America	32%	27%	21%	17%	10%	-2%	-5%
Europe and Latin America ¹) 2)	6%	9%	21%	12%	8%	7%	3%
Middle East and Africa	14%	17%	-2%	7%	-10%	-18%	-25%
Other ¹) 2)	53%	-12%	40%	4%	26%	0%	-37%

Total	21%	14%	11%	3%	-2%	-1%	0%

¹) Of which in Sweden	74%	135%	74%	197%	92%	42%	71%
²) Of which in EU	17%	17%	27%	15%	0%	0%	9%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	21,712	13,798	5,836	28,829	20,225	13,775	6,676
North East Asia	18,337	12,740	5,421	29,121	19,305	13,614	6,491
North America	70,093	43,576	20,727	77,456	55,192	35,031	17,081
Europe and Latin America ¹) 2)	45,913	30,615	15,290	60,272	41,036	26,658	12,647
Middle East and Africa	15,192	9,524	4,301	20,785	13,837	8,852	4,393
Other ¹) 2)	14,319	7,273	3,486	15,851	11,387	6,789	2,490

Total	185,566	117,526	55,061	232,314	160,982	104,719	49,778

¹) Of which in Sweden	2,461	1,628	678	2,349	1,271	793	389
²) Of which in EU	25,364	17,122	8,611	31,307	21,126	14,057	6,801

	2022			2021
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	7%	0%	-13%	-4%	0%	10%	13%
North East Asia	-5%	-6%	-16%	-13%	-6%	16%	66%
North America	27%	24%	21%	5%	1%	-4%	-5%
Europe and Latin America ¹) 2)	12%	15%	21%	8%	6%	5%	3%
Middle East and Africa	10%	8%	-2%	-11%	-18%	-21%	-25%
Other ¹) 2)	26%	7%	40%	—	—	—	—

Total	15%	12%	11%	—	—	—	—

¹) Of which in Sweden	94%	105%	74%	109%	67%	55%	71%
²) Of which in EU	20%	22%	27%	6%	2%	4%	9%

30	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2022					Jan-Sep 2022
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	5,561	2,338	15	0	7,914	15,194	6,486	32	0	21,712
North East Asia	4,748	797	52	0	5,597	15,499	2,677	161	0	18,337
North America	23,157	3,333	27	0	26,517	61,237	8,789	67	0	70,093
Europe and Latin America	10,194	4,979	125	0	15,298	30,969	14,600	344	0	45,913
Middle East and Africa	3,083	2,485	100	0	5,668	7,982	6,962	248	0	15,192
Other ¹)	1,404	281	4,842	519	7,046	3,961	800	7,946	1,612	14,319

Total	48,147	14,213	5,161	519	68,040	134,842	40,314	8,798	1,612	185,566

Share of total	71%	21%	7%	1%	100%	72%	22%	5%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q3 2022
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	-3%	5%	36%	—	-1%
North East Asia	-24%	-25%	-2%	—	-24%
North America	17%	13%	59%	—	16%
Europe and Latin America	0%	-2%	13%	—	0%
Middle East and Africa	14%	2%	37%	—	9%
Other	7%	5%	201%	-12%	86%

Total	5%	1%	175%	-12%	9%

	Q3 2022					Jan-Sep 2022
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	27%	13%	150%	—	23%	6%	11%	19%	—	7%
North East Asia	0%	-11%	8%	—	-2%	-5%	-4%	-6%	—	-5%
North America	34%	19%	80%	—	32%	28%	18%	10%	—	27%
Europe and Latin America	9%	2%	30%	—	6%	19%	0%	14%	—	12%
Middle East and Africa	24%	2%	61%	—	14%	11%	8%	40%	—	10%
Other	-38%	-43%	264%	3%	53%	-22%	-26%	115%	5%	26%

Total	19%	4%	231%	3%	21%	16%	5%	98%	5%	15%

31	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q3		Jan-Sep
Country, percentage of net sales ¹)	2022	2021	2022	2021
United States	44%	37%	40%	35%
China	3%	5%	4%	4%
United Kingdom	3%	4%	4%	3%
Japan	3%	4%	3%	6%
India	4%	3%	3%	3%

1)	Based on Jan-Sep 2022. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,282	1,186	1,142	1,949	2,146	1,904	671
Cloud Software and Services	281	261	250	428	471	418	147

Total	1,563	1,447	1,392	2,377	2,617	2,322	818

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	3,610	2,328	1,142	6,670	4,721	2,575	671
Cloud Software and Services	792	511	250	1,464	1,036	565	147

Total	4,402	2,839	1,392	8,134	5,757	3,140	818

Note 4 – Provisions

Provisions

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	9,668	10,197	9,504	8,813	9,232	11,045	10,466
Additions	351	547	1,583	1,738	316	616	1,753
Utilization	-533	-893	-1,173	-643	-408	-2,179	-979
Of which restructuring	-70	-51	-67	-193	-95	-161	-336
Reversal of excess amounts	-236	-316	-452	-603	-66	-170	-339
Reclassification, translation difference and other ¹)	1,312	133	735	199	-261	-80	144

Closing balance	10,562	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	595	579	604	637	732	807	950

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	9,504	9,504	9,504	10,466	10,466	10,466	10,466
Additions	2,481	2,130	1,583	4,423	2,685	2,369	1,753
Utilization	-2,599	-2,066	-1,173	-4,209	-3,566	-3,158	-979
Of which restructuring	-188	-118	-67	-785	-592	-497	-336
Reversal of excess amounts	-1,004	-768	-452	-1,178	-575	-509	-339
Reclassification, translation difference and other ¹)	2,180	868	735	2	-197	64	144

Closing balance	10,562	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	595	579	604	637	732	807	950

1)	Includes provisions from acquired business, for more information see note 10 “Business combinations”.

32	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Sep 30 2022				Dec 31 2021
		Fair value hierarchy level				Fair value hierarchy level
Assets at fair value through profit or loss	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Customer finance ¹)	4.7	—	—	4.7	3.3	—	—	3.3
Interest-bearing securities	8.4	8.4	—	—	43.3	43.3	—	—
Cash equivalents ²)	11.3	—	11.3	—	26.0	—	26.0	—
Other financial assets	2.1	0.1	—	2.0	2.3	0.6	—	1.7
Other current assets	0.5	—	0.5	—	0.3	—	0.3	—
Assets at fair value through OCI
Trade receivables	45.3	—	—	45.3	45.4	—	—	45.4
Assets at amortized costs
Interest-bearing securities	0.7	—	—	—	0.3	—	—	—
Cash equivalents ²)	3.3	—	—	—	4.0	—	—	—
Other financial assets	0.7	—	—	—	0.5	—	—	—

Total financial assets	77.0				125.4

Financial liabilities at designated FVTPL
Parent company borrowings	-29.7	-16.0	-13.7	—	-31.4	-19.5	-11.9	—
Financial liabilities at FVTPL
Other current liabilities	-6.0	—	-6.0	—	-0.8	—	-0.8	—
Liabilities at amortized cost
Trade payables	-40.9	—	—	—	-35.7	—	—	—
Borrowings	-2.7	—	—	—	-0.4	—	—	—

Total financial liabilities	-79.3				-68.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 25.9 billion, disposals and repayments of SEK 25.0 billion and revaluation gain of SEK 0.6 billion.
2)	Total Cash and cash equivalent is SEK 36.7 (54.1) billion, of which SEK 14.6 (30.0) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Sep		Jan-Dec
	2022	2021	2021
SEK/EUR -closing rate	10.91	10.18	10.24
SEK/USD -closing rate	11.18	8.80	9.05

33	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,104	1,053	818	701	1,040	1,007	915
Capitalized development expenses	414	301	288	302	190	266	204
IPR, brands and other intangible assets	2	2	2	123	3	1	4

Total	1,520	1,356	1,108	1,126	1,233	1,274	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	1,100	1,074	964	1,134	954	910	874
Capitalized development expenses	387	403	401	396	394	329	224
Goodwill, IPR, brands and other intangible assets	499	159	198	435	464	294	283
Right-of-use assets	652	588	583	587	572	564	554

Total	2,638	2,224	2,146	2,552	2,384	2,097	1,935

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,975	1,871	818	3,663	2,962	1,922	915
Capitalized development expenses	1,003	589	288	962	660	470	204
IPR, brands and other intangible assets	6	4	2	131	8	5	4

Total	3,984	2,464	1,108	4,756	3,630	2,397	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	3,138	2,038	964	3,872	2,738	1,784	874
Capitalized development expenses	1,191	804	401	1,343	947	553	224
Goodwill, IPR, brands and other intangible assets	856	357	198	1,477	1,041	577	283
Right-of-use assets	1,823	1,171	583	2,277	1,690	1,118	554

Total	7,008	4,370	2,146	8,969	6,416	4,032	1,935

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Sep 30 2022	Dec 31 2021
Contingent liabilities	3,452	1,614
Assets pledged as collateral	7,238	6,873

In December 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). In October 2021, Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under its DPA by failing to provide required information to the DOJ. In March 2022, the DOJ informed Ericsson that, before entering the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation post-DPA. The Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ , including criminal prosecution, civil or criminal penalties and additional monetary fines or penalties, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.

34	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q3		Jan-Sep
	2022	2021	2022	2021
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	4	4	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,334	3,333	3,334	3,333
Average number of treasury shares (million)	4	4	4	5
Average number of shares outstanding, basic (million)	3,330	3,330	3,330	3,329
Average number of shares outstanding, diluted (million) ¹)	3,334	3,333	3,334	3,332
Earnings per share, basic (SEK) ²)	1.56	1.73	3.80	3.79
Earnings per share, diluted (SEK) ¹)	1.56	1.73	3.80	3.79

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.50 per share was approved by the AGM on March 29, 2022. The dividend will be paid in two equal installments; SEK 1.25 per share was paid out in Q2 2022 and SEK 1.25 per share was paid out in October 2022.

Note 9 – Employee information

Number of employees

	2022			2021
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,844	26,127	26,255	26,369	26,363	26,325	26,123
North East Asia	13,219	13,077	12,999	13,091	14,111	14,043	14,033
North America	11,706	10,501	10,327	10,344	10,371	10,256	10,161
Europe and Latin America ¹)	48,144	47,240	46,994	47,064	46,903	46,616	46,482
Middle Eastand Africa	4,577	4,514	4,492	4,454	4,455	4,384	4,314

Total	104,490	101,459	101,067	101,322	102,203	101,624	101,113

¹) Of which in Sweden	14,444	14,564	14,195	14,183	13,908	13,626	13,379

35	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Note 10 – Business combinations

Acquisition Vonage - Preliminary PPA

SEK billion	2022
Purchase price paid on acquisition ¹)	51.3
Tax effect on hedge release	0.8
Deferred consideration	2.0

Total consideration	54.0

Net assets acquired
Intangible assets	21.9
Property, plant and equipment	0.2
Right-of-use assets	0.3
Trade receivables	1.1
Cash and cash equivalents	0.5
Other assets	3.8
Provisions	-1.1
Deferred tax liabilities	-5.8
Borrowings	-6.5
Lease liabilities	-0.4
Other liabilities	-3.7

Total identifiable net assets	10.3

Goodwill	43.7

Total	54.0

Acquisition-related costs ²)	0.4

1)	Purchase price to acquire shares outstanding net of hedge release of SEK 3.7 billion.
2)	Year to date acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

On July 21, 2022, the Company acquired, in an all cash transaction, all of the shares in Vonage Holdings Corp – a US-based global provider of cloud-based communications. This acquisition provides Ericsson with an opportunity to access a complementary, substantial and high growth segment. With increasing investments in 4G and 5G - and a flourishing ecosystem of new applications and use cases leveraging the power of modern networks - demand from enterprises for programmable networks has been accelerating. CPaaS technologies democratize network access by offering API enabled communications services. The CPaaS market is expected to reach USD 22 billion by 2025, growing at 30% annually3). In addition, Ericsson’s global leadership in 5G technology is expected to provide access to the developing space for open network APIs, which is expected to reach at least USD 8 billion3) by the end of the decade with a strong growth profile. CSP (Cloud Solution Providers) customers will also benefit from monetizing their network investments, optimizing the user experience and stimulating additional growth opportunities with new and advanced global network APIs and access to Vonage’s unified communications and contact center solutions. Goodwill in this transaction represents future customers, technology, and synergies and is not expected to be deductible for tax purposes. The intangible assets mainly relate to customer relationships. The fair values of the assets acquired and liabilities assumed, at the acquisition date and as presented in Q3 2022, are preliminary pending the receipt of the final valuations for those assets and liabilities, see table above.

Vonage’s net sales and EBIT (loss) for the period, from acquisition date, amounts to SEK 2.9 billion and SEK -0.8 billion respectively.

3)	Source: “IDC Worldwide Communications Platform as a Service Forecast, 2021-2025” and “IDC - Network-as-a-Platform Market Opportunity”, September 2021

36	Ericsson | Third quarter report 2022	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2021.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2022			2021
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Acquired business	-2,925	—	—	-124	-402	-450	-225
Net FX impact	-7,437	-5,034	-4,008	-385	1,196	5,455	5,341
Comparable net sales, excluding FX impact	57,678	57,431	51,053	70,823	57,057	59,946	54,894
Comparable quarter net sales adj. for acq/div business	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Sales grow the adjusted for comparable units and currency (%)	3%	5%	3%	2%	-1%	8%	10%

	2022			2021
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Acquired business	-2,925	—	—	-1,201	-1,077	-675	-225
Net FX impact	-16,479	-9,042	-4,008	11,607	11,992	10,796	5,341
Comparable net sales, excluding FX impact	166,162	108,484	51,053	242,720	171,897	114,840	54,894
Comparable quarter net sales adj. for acq/div business	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Sales growth adjusted for comparable units and currency (%)	3%	4%	3%	4%	6%	9%	10%

37	Ericsson | Third quarter report 2022	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	28,135	26,302	23,289	30,821	24,776	23,857	21,295
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin (%)	41.4%	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%
Gross income	28,135	26,302	23,289	30,821	24,776	23,857	21,295
Restructuring charges included in cost of sales	55	42	2	199	6	6	62
Gross income excluding restructuring charges	28,190	26,344	23,291	31,020	24,782	23,863	21,357
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin excluding restructuring charges (%)	41.4%	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%
Operating expenses	-21,283	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976
Restructuring charges included in R&D expenses	7	4	33	140	-2	-1	—
Restructuring charges included in selling and administrative expenses	19	3	6	124	1	-1	15
Operating expenses excluding restructuring charges	-21,257	-19,358	-17,434	-19,120	-16,360	-17,354	-15,961
EBIT	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin (%)	10.5%	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%
EBIT	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Total restructuring charges	81	49	41	463	5	4	77
EBIT excluding restructuring charges	7,196	7,357	4,785	12,324	8,840	5,827	5,338
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin excluding restructuring charges (%)	10.6%	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	77,726	49,591	23,289	100,749	69,928	45,152	21,295
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin (%)	41.9%	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%
Gross income	77,726	49,591	23,289	100,749	69,928	45,152	21,295
Restructuring charges included in cost of sales	99	44	2	273	74	68	62
Gross income excluding restructuring charges	77,825	49,635	23,291	101,022	70,002	45,220	21,357
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin excluding restructuring charges (%)	41.9%	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%
Operating expenses	-58,121	-36,838	-17,473	-69,071	-49,687	-33,328	-15,976
Restructuring charges included in R&D expenses	44	37	33	137	-3	-1	—
Restructuring charges included in selling and administrative expenses	28	9	6	139	15	14	15
Operating expenses excluding restructuring charges	-58,049	-36,792	-17,434	-68,795	-49,675	-33,315	-15,961
EBIT	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin (%)	10.3%	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%
EBIT	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Total restructuring charges	171	90	41	549	86	81	77
EBIT excluding restructuring charges	19,338	12,142	4,785	32,329	20,005	11,165	5,338
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin excluding restructuring charges (%)	10.4%	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

38	Ericsson | Third quarter report 2022	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	5,360	4,650	2,912	10,146	5,766	3,900	3,168
Income tax	1,220	1,899	1,189	770	2,471	1,469	1,560
Financial income and expenses, net	535	759	643	945	598	454	533
Am ortizations and write-downs of acquired intangibles	498	158	199	436	464	294	283
EBITA	7,613	7,466	4,943	12,297	9,299	6,117	5,544
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBITA margin (%)	11.2%	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%
Restructuring charges	81	49	41	463	5	4	77
EBITA excluding restructuring charges	7,694	7,515	4,984	12,760	9,304	6,121	5,621
EBITA margin excluding restructuring charges (%)	11.3%	12.0%	9.1%	17.9%	16.5%	11.1%	11.3%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	12,922	7,562	2,912	22,980	12,834	7,068	3,168
Income tax	4,308	3,088	1,189	6,270	5,500	3,029	1,560
Financial income and expenses, net	1,937	1,402	643	2,530	1,585	987	533
Am ortizations and write-downs of acquired intangibles	855	357	199	1,477	1,041	577	283
EBITA	20,022	12,409	4,943	33,257	20,960	11,661	5,544
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBITA margin (%)	10.8%	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%
Restructuring charges	171	90	41	549	86	81	77
EBITA excluding restructuring charges	20,193	12,499	4,984	33,806	21,046	11,742	5,621
EBITA margin excluding restructuring charges (%)	10.9%	10.6%	9.1%	14.6%	13.1%	11.2%	11.3%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2022			2021
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	256,898	245,121	237,597	232,314	230,572	231,781	232,418
EBIT	31,028	32,748	31,263	31,780	30,927	30,735	28,763
Restructuring charges	634	558	513	549	78	403	1,082
EBIT excl. restr. charges	31,662	33,306	31,776	32,329	31,005	31,138	29,845
EBIT margin excl. restr. charges (%)	12.3%	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

39	Ericsson | Third quarter report 2022	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2022			2021
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	36,749	93,618	76,856	54,050	46,476	43,273	40,543
+ Interest-bearing securities, current	6,640	3,715	12,292	12,932	15,016	12,855	4,599
+ Interest-bearing securities, non-current	2,423	3,061	15,022	30,626	26,668	20,998	23,477
Gross cash, end of period	45,812	100,394	104,170	97,608	88,160	77,126	68,619
- Borrowings, current	5,437	3,686	10,403	9,590	10,155	11,737	2,353
- Borrowings, non-current	26,994	26,363	28,599	22,241	22,282	21,673	23,299
Net cash, end of period	13,381	70,345	65,168	65,777	55,723	43,716	42,967

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2022			2021
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	361,166	332,453	323,935	305,614	290,527	281,045	270,319
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,511	4,020	4,498	3,722	2,471	1,922	2,337
Deferred tax liabilities	8,025	1,250	1,012	884	909	975	1,049
Other non-current liabilities	791	762	1,070	1,587	1,605	1,596	1,326
Provisions, current	6,051	5,648	5,699	5,782	6,342	7,310	8,708
Contract liabilities	41,105	41,547	39,875	32,834	33,869	36,621	32,054
Trade payables	40,864	39,539	35,316	35,684	31,877	29,638	29,135
Current tax liabilities	5,008	6,703	5,701	2,917	5,409	4,676	4,761
Other current liabilities	50,554	40,346	41,919	37,921	36,025	32,477	35,761
Capital employed	204,257	192,638	188,845	184,283	172,020	165,830	155,188

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Annualized net sales	272,160	249,860	220,244	285,328	225,052	219,764	199,112
Average capital employed
Capital employed at beginning of period	192,638	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	198,448	190,742	186,564	178,152	168,925	160,509	158,589
Capital turnover (times)	1.4	1.3	1.2	1.6	1.3	1.4	1.3

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Annualized net sales	247,421	235,052	220,244	232,314	214,643	209,438	199,112
Average capital employed
Capital employed at beginning of period	184,283	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	194,270	188,461	186,564	173,137	167,005	163,910	158,589
Capital turnover (times)	1.3	1.2	1.2	1.3	1.3	1.3	1.3

40	Ericsson | Third quarter report 2022	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Annualized EBIT	28,460	29,232	18,976	47,444	35,340	23,292	21,044
Average capital employed
Capital employed at beginning of period	192,638	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	198,448	190,742	186,564	178,152	168,925	160,509	158,589
Return on capital employed (%)	14.3%	15.3%	10.2%	26.6%	20.9%	14.5%	13.3%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Annualized EBIT	25,556	24,104	18,976	31,780	26,559	22,168	21,044
Average capital employed
Capital employed at beginning of period	184,283	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	194,270	188,461	186,564	173,137	167,005	163,910	158,589
Return on capital employed (%)	13.2%	12.8%	10.2%	18.4%	15.9%	13.5%	13.3%

Equity ratio

Equity expressed as a percentage of total assets.

	2022			2021
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	136,820	127,799	109,879	107,099	95,628	91,695	88,124
Total assets	361,166	332,453	323,935	305,614	290,527	281,045	270,319
Equity ratio (%)	37.9%	38.4%	33.9%	35.0%	32.9%	32.6%	32.6%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	5,214	4,504	2,940	10,076	5,752	3,679	3,187
Annualized	20,856	18,016	11,760	40,304	23,008	14,716	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	129,620	111,701	108,775	97,323	93,331	89,782	86,674
Stockholders’ equity, end of period	138,607	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	134,114	120,661	110,238	103,049	95,327	91,557	88,228
Return on equity (%)	15.6%	14.9%	10.7%	39.1%	24.1%	16.1%	14.4%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	12,658	7,444	2,940	22,694	12,618	6,866	3,187
Annualized	16,877	14,888	11,760	22,694	16,824	13,732	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	108,775	108,775	108,775	86,674	86,674	86,674	86,674
Stockholders’ equity, end of period	138,607	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	123,691	119,198	110,238	97,725	91,999	90,003	88,228
Return on equity (%)	13.6%	12.5%	10.7%	23.2%	18.3%	15.3%	14.4%

41	Ericsson | Third quarter report 2022	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2022			2021
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	1.56	1.35	0.88	3.02	1.73	1.10	0.96
Restructuring charges	0.02	0.01	0.01	0.11	0.00	0.00	0.02
Amortizations and write-downs of acquired intangibles	0.12	0.03	0.05	0.10	0.09	0.07	0.06
Adjusted earnings per share	1.70	1.39	0.94	3.23	1.82	1.17	1.04

	2022			2021
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	3.80	2.23	0.88	6.81	3.79	2.06	0.96
Restructuring charges	0.04	0.02	0.01	0.13	0.02	0.02	0.02
Amortizations and write-downs of acquired intangibles	0.19	0.08	0.05	0.32	0.22	0.13	0.06
Adjusted earnings per share	4.03	2.33	0.94	7.26	4.03	2.21	1.04

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	4,651	6,287	30	15,196	14,724	5,940	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,104	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	74	61	38	34	40	17	24
Product development	-414	-301	-288	-302	-190	-266	-204
Other investments 1)	-1	23	-27	-122	-4	—	-5
Repayment of lease liabilities	-658	-577	-593	-623	-580	-617	-548
Free cash flow before M&A	2,548	4,440	-1,658	13,482	12,950	4,067	1,557
Acquisitions/ divestments of subs and other operations, net	-51,412	123	46	178	-55	-69	5
Free cash flow after M&A	-48,864	4,563	-1,612	13,660	12,895	3,998	1,562

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	10,968	6,317	30	39,065	23,869	9,145	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-2,975	-1,871	-818	-3,663	-2,962	-1,922	-915
Sales of property, plant and equipment	173	99	38	115	81	41	24
Product development	-1,003	-589	-288	-962	-660	-470	-204
Other investments 1)	-5	-4	-27	-131	-9	-5	-5
Repayment of lease liabilities	-1,828	-1,170	-593	-2,368	-1,745	-1,165	-548
Free cash flow before M&A	5,330	2,782	-1,658	32,056	18,574	5,624	1,557
Acquisitions/ divestments of subs and other operations, net	-51,243	169	46	59	-119	-64	5
Free cash flow after M&A	-45,913	2,951	-1,612	32,115	18,455	5,560	1,562

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

42	Ericsson | Third quarter report 2022	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency *)

	2022			2021
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	—	—	—	—	—	—
Cloud Software and Services	-5%	—	—	—	—	—	—
Enterprise	21%	—	—	—	—	—	—
Other	-1%	—	—	—	—	—	—

Total	3%	5%	3%	2%	-1%	8%	10%

	2022			2021
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	—	—	—	—	—	—
Cloud Software and Services	-3%	—	—	—	—	—	—
Enterprise	17%	—	—	—	—	—	—
Other	0%	—	—	—	—	—	—

Total	3%	4%	3%	4%	6%	9%	10%

*)	Sales growth adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 and for each quarter in 2021.

Sales growth by market area adjusted for comparable units and currency

	2022			2021
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13%	6%	-17%	-13%	-16%	14%	21%
North East Asia	-6%	-1%	-20%	-22%	-33%	1%	78%
North America	9%	12%	9%	15%	13%	11%	10%
Europe and Latin America	0%	4%	15%	12%	9%	14%	12%
Middle East and Africa	3%	8%	-9%	5%	-8%	-10%	-16%

Total	3%	5%	3%	2%	-1%	8%	10%

	2022			2021
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	1%	-5%	-17%	-1%	4%	17%	21%
North East Asia	-9%	-10%	-20%	-8%	1%	27%	78%
North America	10%	10%	9%	12%	11%	11%	10%
Europe and Latin America	6%	9%	15%	12%	12%	13%	12%
Midle East and Africa	1%	0%	-9%	-7%	-12%	-13%	-16%

Total	3%	4%	3%	4%	6%	9%	10%

43	Ericsson | Third quarter report 2022	Alternative performance measures

Gross margin by segment by quarter

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44.4%	45.1%	44.7%	46.3%	47.8%	47.9%	46.1%
Cloud Software and Services	31.8%	33.5%	35.0%	35.4%	33.6%	30.6%	33.6%
Enterprise	46.5%	45.0%	47.8%	46.2%	48.8%	47.8%	41.8%
Other	-27.9%	5.4%	0.2%	-3.3%	7.9%	4.3%	22.0%

Total	41.4%	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%

	2022			2021
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.7%	44.9%	44.7%	47.0%	47.3%	47.0%	46.1%
Cloud Software and Services	33.3%	34.2%	35.0%	33.5%	32.6%	32.0%	33.6%
Enterprise	46.4%	46.4%	47.8%	46.4%	46.4%	45.2%	41.8%
Other	-6.9%	3.0%	0.2%	7.9%	11.4%	13.2%	22.0%

Total	41.9%	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%

EBIT margin by segment by quarter

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19.9%	19.3%	18.7%	23.0%	23.7%	21.7%	20.0%
Cloud Software and Services	-5.6%	-5.2%	-6.9%	3.3%	-3.3%	-8.9%	-10.4%
Enterprise	-32.4%	-44.7%	-44.3%	-42.7%	-52.6%	-40.6%	-57.0%
Other	-3.9%	3.2%	-247.8%	59.4%	95.0%	-196.7%	-6.8%

Total	10.5%	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%

	2022			2021
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.3%	19.0%	18.7%	22.2%	21.9%	20.9%	20.0%
Cloud Software and Services	-5.9%	-6.0%	-6.9%	-4.0%	-7.4%	-9.6%	-10.4%
Enterprise	-37.4%	-44.5%	-44.3%	-47.5%	-49.5%	-47.8%	-57.0%
Other	-76.9%	-111.6%	-247.8%	-14.2%	-37.1%	-101.5%	-6.8%

Total	10.3%	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%

44	Ericsson | Third quarter report 2022	Alternative performance measures

Restructuring charges by function

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-55	-42	-2	-199	-6	-6	-62
Research and development expenses	-7	-4	-33	-140	2	1	0
Selling and administrative expenses	-19	-3	-6	-124	-1	1	-15

Total	-81	-49	-41	-463	-5	-4	-77

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-99	-44	-2	-273	-74	-68	-62
Research and development expenses	-44	-37	-33	-137	3	1	0
Selling and administrative expenses	-28	-9	-6	-139	-15	-14	-15

Total	-171	-90	-41	-549	-86	-81	-77

Restructuring charges by segment

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-26	-45	-10	-278	1	-8	23
of which cost of sales	-3	-44	-10	-77	1	-1	24
of which operating expenses	-23	-1	0	-201	0	-7	-1
Cloud Software and Services	-55	0	-25	-158	-5	-4	-87
of which cost of sales	-52	2	8	-116	-7	-2	-82
of which operating expenses	-3	-2	-33	-42	2	-2	-5
Enterprise	0	-4	-6	-27	-1	11	1
of which cost of sales	0	0	0	-6	0	1	0
of which operating expenses	0	-4	-6	-21	-1	10	1
Other	0	0	0	0	0	-3	-14
of which cost of sales	0	0	0	0	0	-4	-4
of which operating expenses	0	0	0	0	0	1	-10

Total	-81	-49	-41	-463	-5	-4	-77

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net works	-81	-55	-10	-262	16	15	23
of which cost of sales	-57	-54	-10	-53	24	23	24
of which operating expenses	-24	-1	0	-209	-8	-8	-1
Cloud Software and Services	-80	-25	-25	-254	-96	-91	-87
of which cost of sales	-42	10	8	-207	-91	-84	-82
of which operating expenses	-38	-35	-33	-47	-5	-7	-5
Enterprise	-10	-10	-6	-16	11	12	1
of which cost of sales	0	0	0	-5	1	1	0
of which operating expenses	-10	-10	-6	-11	10	11	1
Other	0	0	0	-17	-17	-17	-14
of which cost of sales	0	0	0	-8	-8	-8	-4
of which operating expenses	0	0	0	-9	-9	-9	-10

Total	-171	-90	-41	-549	-86	-81	-77

45	Ericsson | Third quarter report 2022	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21,369	20,779	18,221	23,720	19,400	19,112	16,690
Cloud Software and Services	4,568	4,690	4,226	6,478	4,582	3,961	4,015
Enterprise	2,398	843	843	838	760	764	534
Other	-145	32	1	-16	40	26	118

Total	28,190	26,344	23,291	31,020	24,782	23,863	21,357

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44.4%	45.2%	44.8%	46.4%	47.8%	47.9%	46.0%
Cloud Software and Services	32.1%	33.5%	35.0%	36.1%	33.7%	30.6%	34.3%
Enterprise	46.5%	45.0%	47.8%	46.5%	48.8%	47.8%	41.8%
Other	-27.9%	5.4%	0.2%	-3.3%	7.9%	5.0%	22.8%

Total	41.4%	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	60,369	39,000	18,221	78,922	55,202	35,802	16,690
Cloud Software and Services	13,484	8,916	4,226	19,036	12,558	7,976	4,015
Enterprise	4,084	1,686	843	2,896	2,058	1,298	534
Other	-112	33	1	168	184	144	118

Total	77,825	49,635	23,291	101,022	70,002	45,220	21,357

	2022			2021
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.8%	45.0%	44.8%	47.0%	47.3%	47.0%	46.0%
Cloud Software and Services	33.4%	34.2%	35.0%	33.9%	32.8%	32.3%	34.3%
Enterprise	46.4%	46.4%	47.8%	46.4%	46.4%	45.1%	41.8%
Other	-6.9%	3.0%	0.2%	8.3%	12.0%	13.9%	22.8%

Total	41.9%	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%

46	Ericsson | Third quarter report 2022	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,623	8,906	7,611	12,035	9,623	8,653	7,217
Cloud Software and Services	-737	-733	-812	748	-444	-1,154	-1,130
Enterprise	-1,670	-835	-775	-743	-818	-660	-728
Other	-20	19	-1,239	284	479	-1,012	-21

Total	7,196	7,357	4,785	12,324	8,840	5,827	5,338

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	19.4%	18.7%	23.6%	23.7%	21.7%	19.9%
Cloud Software and Services	-5.2%	-5.2%	-6.7%	4.2%	-3.3%	-8.9%	-9.6%
Enterprise	-32.4%	-44.5%	-44.0%	-41.2%	-52.5%	-41.3%	-57.1%
Other	-3.9%	3.2%	-247.8%	59.4%	95.0%	-196.1%	-4.1%

Total	10.6%	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	26,140	16,517	7,611	37,528	25,493	15,870	7,217
Cloud Software and Services	-2,282	-1,545	-812	-1,980	-2,728	-2,284	-1,130
Enterprise	-3,280	-1,610	-775	-2,949	-2,206	-1,388	-728
Other	-1,240	-1,220	-1,239	-270	-554	-1,033	-21

Total	19,338	12,142	4,785	32,329	20,005	11,165	5,338

	2022			2021
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.4%	19.1%	18.7%	22.4%	21.8%	20.8%	19.9%
Cloud Software and Services	-5.7%	-5.9%	-6.7%	-3.5%	-7.1%	-9.3%	-9.6%
Enterprise	-37.3%	-44.3%	-44.0%	-47.3%	-49.8%	-48.3%	-57.1%
Other	-76.9%	-111.6%	-247.8%	-13.4%	-36.0%	-99.9%	-4.1%

Total	10.4%	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

Rolling four quarters of net sales by segment *)

	2022			2021
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	185,939	178,383	172,276	167,838	—	—	—
Cloud Software and Services	58,269	57,666	56,601	56,224	—	—	—
Enterprise	10,600	6,997	6,722	6,236	—	—	—
Other	2,090	2,075	1,998	2,016	—	—	—

Total	256,898	245,121	237,597	232,314	230,572	231,781	232,418

*)	Rolling four quarters of net sales by segment has not been restated for the first three quarters of 2021.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%) *)

	2022			2021
Rolling four quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.5%	21.4%	22.0%	22.4%	—	—	—
Cloud Software and Services	-2.6%	-2.2%	-2.9%	-3.5%	—	—	—
Enterprise	-38.0%	-45.3%	-44.6%	-47.3%	—	—	—
Other	-45.7%	-22.0%	-74.5%	-13.4%	—	—	—

Total	12.3%	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment has not been restated for the first three quarters of 2021.

47	Ericsson | Third quarter report 2022	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,624	8,889	7,629	11,787	9,643	8,679	7,274
Cloud Software and Services	-769	-710	-783	861	-318	-1,035	-1,097
Enterprise	-1,223	-732	-664	-635	-505	-512	-598
Other	-19	19	-1,239	284	479	-1,015	-35

Total	7,613	7,466	4,943	12,297	9,299	6,117	5,544

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	19.3%	18.7%	23.1%	23.8%	21.8%	20.1%
Cloud Software and Services	-5.4%	-5.1%	-6.5%	4.8%	-2.3%	-8.0%	-9.4%
Enterprise	-23.7%	-39.0%	-37.7%	-35.2%	-32.4%	-32.0%	-46.9%
Other	-3.7%	3.2%	-247.8%	59.4%	95.0%	-196.7%	-6.8%

Total	11.2%	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	26,142	16,518	7,629	37,383	25,596	15,953	7,274
Cloud Software and Services	-2,262	-1,493	-783	-1,589	-2,450	-2,132	-1,097
Enterprise	-2,619	-1,396	-664	-2,250	-1,615	-1,110	-598
Other	-1,239	-1,220	-1,239	-287	-571	-1,050	-35

Total	20,022	12,409	4,943	33,257	20,960	11,661	5,544

	2022			2021
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.4%	19.1%	18.7%	22.3%	21.9%	20.9%	20.1%
Cloud Software and Services	-5.6%	-5.7%	-6.5%	-2.8%	-6.4%	-8.6%	-9.4%
Enterprise	-29.8%	-38.4%	-37.7%	-36.1%	-36.4%	-38.6%	-46.9%
Other	-76.9%	-111.6%	-247.8%	-14.2%	-37.1%	-101.5%	-6.8%

Total	10.8%	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%

48	Ericsson | Third quarter report 2022	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2022			2021
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,650	8,934	7,639	12,065	9,642	8,687	7,251
Cloud Software and Services	-714	-710	-758	1,019	-313	-1,031	-1,010
Enterprise	-1,223	-728	-658	-608	-504	-523	-599
Other	-19	19	-1,239	284	479	-1,012	-21

Total	7,694	7,515	4,984	12,760	9,304	6,121	5,621

	2022			2021
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	19.4%	18.8%	23.6%	23.8%	21.8%	20.0%
Cloud Software and Services	-5.0%	-5.1%	-6.3%	5.7%	-2.3%	-8.0%	-8.6%
Enterprise	-23.7%	-38.8%	-37.3%	-33.7%	-32.3%	-32.7%	-46.9%
Other	-3.7%	3.2%	-247.8%	59.4%	95.0%	-196.1%	-4.1%

Total	11.3%	12.0%	9.1%	17.9%	16.5%	11.1%	11.3%

	2022			2021
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	26,223	16,573	7,639	37,645	25,580	15,938	7,251
Cloud Software and Services	-2,182	-1,468	-758	-1,335	-2,354	-2,041	-1,010
Enterprise	-2,609	-1,386	-658	-2,234	-1,626	-1,122	-599
Other	-1,239	-1,220	-1,239	-270	-554	-1,033	-21

Total	20,193	12,499	4,984	33,806	21,046	11,742	5,621

	2022			2021
Year to date ,as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.4%	19.1%	18.8%	22.4%	21.9%	20.9%	20.0%
Cloud Software and Services	-5.4%	-5.6%	-6.3%	-2.4%	-6.2%	-8.3%	-8.6%
Enterprise	-29.7%	-38.1%	-37.3%	-35.8%	-36.7%	-39.0%	-46.9%
Other	-76.9%	-111.6%	-247.8%	-13.4%	-36.0%	-99.9%	-4.1%

Total	10.9%	10.6%	9.1%	14.6%	13.1%	11.2%	11.3%

Other ratios

	Q3		Jan-Sep
	2022	2021	2022	2021
Days sales outstanding	—	—	76	79
Inventory turnover days	115	95	112	95
Payable days	92	89	97	96

49	Ericsson | Third quarter report 2022	Alternative performance measures